UNITED STATED
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 16)

                          FOG CUTTER CAPITAL GROUP INC.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    971892104
                                 (CUSIP Number)

                              Andrew A. Wiederhorn
                        c/o Fog Cutter Capital Group Inc.
                              1410 SW Jefferson St.
                             Portland, Oregon 97201
                                 (503) 721-6500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 13, 2007
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_].

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                              (Page 1 of 12 Pages)

-------------------                                    -------------------------
CUSIP NO. 971892104                  13D/A                PAGE 2 OF 12 PAGES
-------------------                                    -------------------------

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           Andrew A. Wiederhorn
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [_]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
                                                                             [_]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
------------------ ------ ------------------------------------------------------
                   7      SOLE VOTING POWER
 NUMBER OF
  SHARES                  0      (See Responses to Items 4 and 5)
BENEFICIALLY       ------ ------------------------------------------------------
 OWNED BY          8      SHARED VOTING POWER
   EACH
REPORTING                 2,400,205      (See Responses to Items 4 and 5)
  PERSON           ------ ------------------------------------------------------
   WITH            9      SOLE DISPOSITIVE POWER

                          0      (See Responses to Items 4 and 5)
                   ------ ------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          2,400,205      (See Responses to Items 4 and 5)
------------------ ------ ------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,400,205
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           30.2%      (See Responses to Items 4 and 5)
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

-------------------                                    -------------------------
CUSIP NO. 971892104                  13D/A                PAGE 3 OF 12 PAGES
-------------------                                    -------------------------

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           Tiffany Wiederhorn
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [_]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
                                                                             [_]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
------------------ ------ ------------------------------------------------------
                   7      SOLE VOTING POWER
 NUMBER OF
  SHARES                  0      (See Responses to Items 4 and 5)
BENEFICIALLY       ------ ------------------------------------------------------
 OWNED BY          8      SHARED VOTING POWER
   EACH
REPORTING                 2,400,205      (See Responses to Items 4 and 5)
  PERSON           ------ ------------------------------------------------------
   WITH            9      SOLE DISPOSITIVE POWER

                          0      (See Responses to Items 4 and 5)
                   ------ ------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          2,400,205      (See Responses to Items 4 and 5)
------------------ ------ ------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,400,205
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           30.2%      (See Responses to Items 4 and 5)
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

-------------------                                    -------------------------
CUSIP NO. 971892104                  13D/A                PAGE 4 OF 12 PAGES
-------------------                                    -------------------------

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           TTMM, L.P.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [_]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*

           N/A
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
                                                                             [_]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
------------------ ------ ------------------------------------------------------
                   7      SOLE VOTING POWER
 NUMBER OF
  SHARES                  0
BENEFICIALLY       ------ ------------------------------------------------------
 OWNED BY          8      SHARED VOTING POWER
   EACH
REPORTING                 929,592
  PERSON           ------ ------------------------------------------------------
   WITH            9      SOLE DISPOSITIVE POWER

                          929,592
                   ------ ------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
------------------ ------ ------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           929,592
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.7%      (See Responses to Items 4 and 5)
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- ---------------------------------------------------------------------

-------------------                                    -------------------------
CUSIP NO. 971892104                  13D/A                PAGE 5 OF 12 PAGES
-------------------                                    -------------------------

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           WM Starlight Investments, LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [_]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*

           N/A
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
                                                                             [_]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
------------------ ------ ------------------------------------------------------
                   7      SOLE VOTING POWER
 NUMBER OF
  SHARES                  0
BENEFICIALLY       ------ ------------------------------------------------------
 OWNED BY          8      SHARED VOTING POWER
   EACH
REPORTING                 13,826
  PERSON           ------ ------------------------------------------------------
   WITH            9      SOLE DISPOSITIVE POWER

                          13,826
                   ------ ------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
------------------ ------ ------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,826
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.2%      (See Responses to Items 4 and 5)
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

         This Amendment No. 16 (this  "Amendment")  amends and  supplements  the
Schedule 13D originally filed on April 1, 1999, (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on May 17, 1999 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed on December 20, 1999 ("Amendment No. 2"), Amendment No. 3 to the Schedule 13D filed on October 17, 2001 ("Amendment No. 3"), Amendment No. 4 to the Schedule 13D filed on October 28, 2001 ("Amendment No. 4"), Amendment No. 5 to the Schedule 13D filed on January 30, 2002 ("Amendment No. 5"), Amendment No. 6 to the Schedule 13D filed on February 11, 2002 ("Amendment No. 6"), Amendment No. 7 to the Schedule 13D filed on March 5, 2002, Amendment No. 8 to the Schedule 13D filed on August 20, 2002 ("Amendment No. 8"), Amendment No. 9 to the Schedule 13D filed on October 16, 2002 ("Amendment No. 9"), Amendment No. 10 to the Schedule 13D filed on February 13, 2003 ("Amendment No. 10"), Amendment No. 11 to the Schedule 13D filed on March 18, 2004 ("Amendment No. 11"), Amendment No. 12 to the Schedule 13D filed on May 19, 2004 ("Amendment No. 12"), Amendment No. 13 to the Schedule 13D filed on October 29, 2004 ("Amendment No. 13"), Amendment No. 14 to the Schedule 13D filed on March 8, 2006, and Amendment No. 15 to the Schedule 13D filed on April 9, 2007 ("Amendment No. 15") by the undersigned relating to the shares of common stock, $0.0001 par value per share, (the "Common Stock") of Fog Cutter Capital Group Inc., a Maryland corporation (the "Issuer"). Unless indicated otherwise, all defined terms used herein shall have the respective meanings ascribed to them in the Schedule 13D.

         The purpose of this Amendment No. 16 to Schedule 13D is to report changes in certain information reported by the Reporting Persons on its previous
Schedule 13D and the amendments thereto.

ITEM 1.  SECURITY OF THE ISSUER

         The responses to Item 1 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Amendment is being filed by: Andrew Wiederhorn, Tiffany Wiederhorn, TTMM, L.P., and WM Starlight Investments, LLC (the "Reporting Persons"). Andrew Wiederhorn has been the Chairman of the Board of Directors, Chief Executive Officer, Secretary and Treasurer of the Issuer, formerly known as Wilshire Real Estate Investment Inc. and Wilshire Real Estate Investment Trust Inc., since its formation in 1997. Tiffany Wiederhorn is Mr. Wiederhorn's spouse. TTMM, L.P. is a California limited partnership which is engaged in making investments. Ivy Capital Partners, L.P., a California limited partnership, is the general partner of TTMM, L.P. The Wiederhorn Family Limited Partnership, a California limited partnership, is the general partner of Ivy Capital Partners, L.P. Tiffany Wiederhorn is the general partner of the
Wiederhorn Family Limited Partnership. WM Starlight Investments, LLC is a Delaware limited liability company which is engaged in making investments. Tiffany Wiederhorn is the managing member and majority owner of WM Starlight
Investments, LLC. TTMM, L.P. is the only other owner of WM Starlight Investments, LLC. Schedule A annexed hereto and incorporated by reference herein sets forth the addresses of the Reporting Persons.

         On June 3, 2004, pursuant to a settlement agreement with the United States government, Andrew Wiederhorn pleaded guilty to two felony violations of federal law, for which he was sentenced to an 18-month term in custody and agreed to pay $2 million in restitution and a $25,000 fine. The charges for which Mr. Wiederhorn pleaded guilty involved a violation of ERISA and filing of a false income tax return. Other than Mr. Wiederhorn, none of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). Other than Mr. Wiederhorn, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person is responsible for the accuracy or completeness of information supplied by another Reporting Person.

         The filing of this Schedule 13D (including all amendments thereto) does not constitute an admission by any of the persons making this filing that such persons are a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"). The Reporting Persons deny that they should be deemed to be such a "group," and such persons are making this filing only because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The responses to Item 3 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

         The source of the funds to be used by the Andrew Wiederhorn and Tiffany Wiederhorn to make payments under the promissory notes issued to acquire the shares of Common Stock reported in this Amendment is expected to be personal funds of such Reporting Persons.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The responses to Item 4 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference. The purpose of this Amendment No. 16 to Schedule 13D is to report changes in certain information reported by the Reporting Persons on its previous Schedule 13D and the amendments thereto. Item 4 is hereby amended to report the following information:

     COLEMAN PUT OPTIONS

         As previously reported on Amendment #14 and Amendment #15, on February 27, 2006, Andrew Wiederhorn entered into a letter agreement with Clarence B. Coleman, as Trustee of the C.B. Coleman and Joan F. Coleman Revocable Trust (the "Coleman Trust"), pursuant to which Mr. Wiederhorn granted the Coleman Trust a put option to require Mr. Wiederhorn to purchase

100,000 shares of Common Stock at a price of $5.90 per share. On the same date, Andrew Wiederhorn entered into a letter agreement with Clarence & Joan Coleman Charitable Foundation (the "Coleman Foundation"), pursuant to which Mr. Wiederhorn granted the Coleman Foundation a put option to require Mr. Wiederhorn to purchase 323,189 shares of Common Stock at a price of $5.40 per share. These put options were exercisable by the Coleman Trust and the Coleman Foundation during the period from April 1, 2006 through November 30, 2006, with the closing date of the purchase to be no later than March 31, 2007. The Coleman Trust and the Coleman Foundation have exercised the put option, and the parties have been in discussions regarding the closing of the purchase. On March 30, 2007, Andrew Wiederhorn entered into an agreement with the Coleman Trust and the Coleman Foundation, pursuant to which the parties agreed that Mr. Wiederhorn's purchase of the shares in accordance with the terms of put options would occur on or before June 30, 2007.

         On July 13, 2007, the purchases of the 423,189 shares (collectively, the "Coleman Put Shares") from Coleman Trust and the Coleman Foundation pursuant to the put options were completed. Andrew Wiederhorn and Tiffany Wiederhorn purchased the 100,000 shares of Common Stock from the Coleman Trust in exchange for a promissory note in the principal amount of $645,489.25 and the 323,189 shares of Common Stock from the Coleman Foundation in exchange for a promissory note in the principal amount of $1,811,214.40. The principal amount of the promissory notes includes accrued interest on the purchase price from January 2, 2007. Interest on these promissory notes is payable monthly and accrues at the annual rate of 5% during 2007, 6% during 2008, 7% during 2009 and 8% during 2010 and each year thereafter. The promissory notes provide for annual $50,000 payments of principal, and are due and payable in full on January 15, 2012. The Wiederhorns' obligations under these promissory notes are secured by a pledge of Coleman Put Shares and a deed of trust on a parcel of real property owned by the Wiederhorns.

         Other than as described above, none of the Reporting Persons has any present plans or proposals which would relate to or would result in (a) the acquisition by any Reporting Person of additional securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer, (c) a sale or transfer of a material amount of the assets of the Issuer, (d) any change in the present board of directors or to fill any existing vacancies on the Issuer's board of directors, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated above. Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are inapplicable.

         Notwithstanding anything contained herein, each of the Reporting Persons reserves the right, depending on other relevant factors, to purchase additional shares of Common Stock or to dispose of all or a portion of his or her holdings of Common Stock or change his or her intention with respect to any and all of the matters referred to in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:

------------------------------- --------------------------- --------------------
                                     NUMBER OF SHARES       PERCENTAGE OF COMMON
                                    BENEFICIALLY OWNED      STOCK OUTSTANDING(1)
------------------------------- --------------------------- --------------------
Andrew Wiederhorn                      2,400,205(2)                30.2%
------------------------------- --------------------------- --------------------
Tiffany Wiederhorn                     2,400,205(3)                30.2%
------------------------------- --------------------------- --------------------
TTMM, L.P.                               964,592                   11.7%
------------------------------- --------------------------- --------------------
WM Starlight Investments, LLC             13,826                   0.2%
------------------------------- --------------------------- --------------------

     (1) Computed on the basis of 7,957,428 shares of Common Stock outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on May 11, 2007.

     (2) Consists of: (a) 368,645 shares held by Mr. Wiederhorn; (b) 1,500 shares held by the Andrew and Tiffany Wiederhorn Revocable Trust; (c) 474,536 shares held by Tiffany Weiderhorn (Mr. Wiederhorn's spouse); (d) 423,189 shares held jointly by Mr. Wiederhorn and Tiffany Wiederhorn; (e) 929,592 shares held by TTMM, L.P.; (f) 13,826 shares of Common Stock owned by W.M. Starlight Investments, LLC (Mr. Wiederhorn's spouse is the manager and majority owner of this limited liability company); and (g) 188,917 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. Includes a total of 1,417,954 shares of Common Stock owned by the other Reporting Persons. While Andrew Wiederhorn may be deemed to share voting and dispositive power with respect to the shares of Common Stock owned by Tiffany Wiederhorn, TTMM, L.P., W.M. Starlight Investments, LLC and may be deemed to be the beneficial owner of all such shares, Mr. Wiederhorn disclaims beneficial ownership of such shares. While the shares owned by Mr. Wiederhorn's minor children are held in custody for the benefit of such children pursuant to arrangements that do not give Mr. Wiederhorn any dispositive or voting power over such shares, Mr. Wiederhorn may be deemed to share voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Mr. Wiederhorn also disclaims beneficial ownership of such shares. Excludes 2,500 unallocated shares of Common Stock held by the Fog Cutter Long Term Vesting Trust (the "Trust"). Although Mr. Wiederhorn acts as a Trustee for the Trust, he does not have any beneficial ownership or voting rights with respect to the shares of Common Stock in the Trust. Of the 2,400,205 shares, Andrew Wiederhorn shares power to vote or to direct the vote of all of such shares and shares power to dispose or to direct the disposition of all of such shares.

     (3) Consists of: (a) 474,536 shares held by Tiffany Weiderhorn (b) 1,500 shares held by the Andrew and Tiffany Wiederhorn Revocable Trust; (c) 368,645 shares held by Andrew Wiederhorn (Ms. Wiederhorn's spouse); (d) 423,189 shares held jointly by Ms. Wiederhorn and Andrew Wiederhorn; (e) 929,592 shares held by TTMM, L.P.; (f) 13,826 shares of Common Stock owned by W.M. Starlight Investments, LLC (Ms. Wiederhorn is the manager and majority owner of this limited liability company); and (g) 188,917 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. Includes a total of 1,312,063 shares of Common Stock owned by other Reporting Persons. While Ms. Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by TTMM, L.P. and may be deemed to be the beneficial owner of such shares and the shares held by Andrew Wiederhorn, Ms. Wiederhorn disclaims beneficial ownership of all of such shares of Common Stock. While the shares owned by Ms. Wiederhorn's minor children are held in custody for the benefit of such children pursuant to arrangements that do not give Ms. Wiederhorn any dispositive or voting power over such shares, Ms. Wiederhorn may be deemed to share voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Ms. Wiederhorn also disclaims beneficial ownership of such shares. Of the 2,400,205 shares, Tiffany Wiederhorn shared power to vote or to direct the vote of all of such shares and shared power to dispose or to direct the disposition of all of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Item 6 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

         The description of the agreements in Item 4 of this Schedule 13D, and prior amendments to this Schedule 13D, are incorporated herein by reference.

     AMENDED AND RESTATED VOTING AGREEMENT

         As previously reported on this Schedule 13D, Andrew Wiederhorn has entered into a Assignment and Voting Agreement (the "Assignment and Voting Agreement") with Tiffany Wiederhorn, TTMM, L.P. and WM Starlight Investments, LLC (collectively, the "Tiffany Wiederhorn Entities"), pursuant to which the Tiffany Wiederhorn Entities agreed to vote their Common Stock in the manner specified by Andrew Wiederhorn during the term of the Assignment and Voting Agreement, and which was previously amended and restated On May 13, 2004. As of July 13, 2007, the Assignment and Voting Agreement was amended and restated to reflect the current share holdings of each of the parties to the agreement. A copy of the Amended and Restated Assignment and Voting Agreement is attached to this Amendment as Exhibit 1.

     COLEMAN PURCHASE AGREEMENTS

         In connection with the purchase of the Coleman Put Shares as described in Item 4 of the Amendment, Andrew and Tiffany Wiederhorn entered into a Purchase Pursuant to Put Agreement with each of the Coleman Trust and the
Coleman Foundation (the "Purchase Agreements"). Copies of the Purchase Agreements are attached hereto as Exhibits 2 and 3 and are incorporated herein by reference. The description of the Purchase Agreements in this Schedule 13D is subject to, and qualified in its entirety by, the full text of the Purchase Agreements.

     PROMISSORY NOTES

         In connection with the purchase of the Coleman Put Shares as described in Item 4 of the Amendment, Andrew and Tiffany Wiederhorn issued a Promissory Note to the Coleman Trust and the Coleman Foundation in the principal amounts of $645,489.26 and $1,811,214.40, respectively, (together, the "Promissory Notes"). Copies of the Promissory Notes are attached hereto as Exhibits 4 and 5 and are incorporated herein by reference. The description of the Promissory Notes in this Schedule 13D is subject to, and qualified in its entirety by, the full text of the Promissory Notes.

     STOCK PLEDGE AGREEMENTS

         In connection with the purchase of the Coleman Put Shares as described in Item 4 of the Amendment, Andrew and Tiffany Wiederhorn entered into a Stock Pledge Agreement with each of the Coleman Trust and the Coleman Foundation (the "Pledge Agreements"). Copies of the Pledge Agreements are attached hereto as Exhibits 6 and 7 and are incorporated herein by reference. The description of the Pledge Agreements in this Schedule 13D is subject to, and qualified in its entirety by, the full text of the Pledge Agreements.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NO.             DESCRIPTION
-------         ----------------------------------------------------------------

1.              Amended and Restated Assignment and Voting Agreement

2. Purchase Pursuant to Put Agreement between the C.B. Coleman and Joan F. Coleman Revocable Trust and Andrew Wiederhorn and Tiffany Wiederhorn.

3. Purchase Pursuant to Put Agreement between the Clarence and Joan Coleman Charitable Foundation and Andrew Wiederhorn and Tiffany Wiederhorn.

4.              Promissory   Note  issued  by  Andrew   Wiederhorn  and  Tiffany
                Wiederhorn in favor of the C.B. Coleman and Joan F. Coleman Revocable Trust.

5.              Promissory   Note  issued  by  Andrew   Wiederhorn  and  Tiffany
                Wiederhorn in favor of the Clarence and Joan Coleman Charitable Foundation.

6.              Stock  Pledge  Agreement  between  the C.B.  Coleman and Joan F.
                Coleman Revocable Trust and Andrew Wiederhorn and Tiffany Wiederhorn.

7.              Stock  Pledge  Agreement  between the  Clarence and Joan Coleman
                Charitable   Foundation   and  Andrew   Wiederhorn  and  Tiffany
                Wiederhorn.

                                   SIGNATURES

         After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.


July 17, 2007                        /S/ ANDREW A. WIEDERHORN
                                     ------------------------------------------
                                     Andrew A. Wiederhorn


July 17, 2007                        /S/ TIFFANY WEIDERHORN
                                     ------------------------------------------
                                     Tiffany Wiederhorn


July 17, 2007                        TTMM, L.P.

                                     By: IVY CAPITAL PARTNERS,
                                         L.P., its general partner

                                     By: WIEDERHORN FAMILY LIMITED PARTNERSHIP,
                                         its general partner

                                     By: /S/ TIFFANY WEIDERHORN
                                         --------------------------------------
                                         Tiffany Wiederhorn, its general
                                         partner


July 17, 2007                        WM STARLIGHT INVESTMENTS, LLC

                                     By: /S/ TIFFANY WEIDERHORN
                                         --------------------------------------
                                         Tiffany Wiederhorn, its
                                         Managing member

                                   SCHEDULE A

                         ADDRESSES OF REPORTING PERSONS

Andrew Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

Tiffany Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

TTMM, L.P.
1410 SW Jefferson St.
Portland, OR 97201

WM Starlight Investments, LLC
1410 SW Jefferson St.
Portland, OR 97201

                                                                       EXHIBIT 1

                              AMENDED AND RESTATED
                         ASSIGNMENT AND VOTING AGREEMENT

         THIS AMENDED AND RESTATED ASSIGNMENT AND VOTING AGREEMENT (this "AGREEMENT") is entered into as of July 13, 2007, by and among TTMM, L.P. ("TTMM"), Tiffany Wiederhorn and WM Starlight Investments, LLC (each, a "STOCKHOLDER"), each of whom is a stockholder of Fog Cutter Capital Group Inc., a Maryland corporation (the "COMPANY"), and Andrew A. Wiederhorn, an individual and a stockholder of the Company ("WIEDERHORN").

         WHEREAS, the Stockholder and Wiederhorn are parties to the certain Amended and Restated Assignment and Voting Agreement dated as of February 20, 2002, as amended and restated as of March 4, 2002, as further amended and restated on May 13, 2004, and as further amended and restated as of April 6, 2007 (as amended, the "PRIOR AGREEMENT");

         WHEREAS, Stockholders are the owners, jointly or separately, of the shares of common stock, par value $.0001 per share ("COMPANY COMMON STOCK"), of the Company set forth on SCHEDULE 1 hereto (collectively, the "SUBJECT SHARES"); and

         WHEREAS, Wiederhorn and the Stockholders desire to enter into this Agreement to amend and restate the Prior Agreement in accordance with the terms and conditions set forth in this Agreement.

         NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, Stockholders and Wiederhorn agree as follows:

         1. CONSENT TO TRANSFERS OF SUBJECT SHARES; ACKNOWLEDGEMENT OF PRIOR TRANSACTIONS.

                  1.1 Wiederhorn previously assigned to TTMM the right to receive, and delegated to TTMM the obligation to pay for, certain shares of Company Common Stock that Wiederhorn was to purchase pursuant to those certain Put/Call Option and Voting Agreements (the "OPTION SHARES"), dated as of October 16, 2001, as amended, by and between Wiederhorn and each of Boston Provident Partners, L.P., Watchung Road Associates, L.P. and Cobalt Capital Management, Inc. The parties hereby acknowledge that the closing of the purchase of the Option Shares occurred on or about February 21, 2002, and that such Option Shares constitute Subject Shares hereunder.

                  1.2 Grantor hereby consents to any and all Transfers of the Subject Shares by the Stockholders which have occurred prior to the date hereof. The parties agree that SCHEDULE 1 hereto sets forth all Company Common Stock held by the Stockholders as of the date of this Agreement, and that all such Company Common Stock set forth on SCHEDULE 1 constitute Subject Shares under this Agreement.

         2.       VOTING OF SUBJECT SHARES; GOVERNMENT FILINGS.

                  2.1      Each  Stockholder  agrees,  during  the  term of this
Agreement:

                           2.1.1    to vote its Subject Shares on all matters as
to which such Stockholder is entitled to vote at any meeting of the stockholders of the Company, including, without limitation, with respect to the election of directors, in the manner specified in writing by Wiederhorn (which notice shall be delivered on or prior to the date on which such votes, consents or dissents are to be cast), which vote shall be determined in Wiederhorn's absolute, sole and binding discretion; and

                           2.1.2    to express  consent or dissent to  corporate
action in writing, without a meeting, on all of its Subject Shares in the manner specified in writing by Wiederhorn (which notice shall be delivered on or prior to the date on which such votes, consents or dissents are to be cast), which action shall be determined in Wiederhorn's absolute, sole and binding discretion.

                  2.2 Except as may be approved in writing by Wiederhorn, each Stockholder agrees to refrain from (a) voting at any annual or special meeting of the stockholders of the Company, (b) executing any written consent in lieu of a meeting of the stockholders of the Company, (c) exercising any rights of dissent with respect to such Stockholder's Subject Shares, (d) granting any proxy or authorization to any Person (other than Wiederhorn) with respect to the voting of such Stockholder's Subject Shares, and (e) taking any action contrary to or in any manner inconsistent with the terms of this Agreement.

                  2.3 Each Stockholder represents that any proxies given prior to this Agreement regarding any Company Common Stock held by such Stockholder are revocable, and Stockholder covenants to revoke any such proxies.

                  2.4 Wiederhorn and the Stockholders shall cooperate in making all required filings (and amendments thereto) with the Securities and Exchange Commission and other governmental authorities as a result of this Agreement that are to be filed by or with respect to both Wiederhorn and one or more of the Stockholders, including but not limited to any filing required by
Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules or regulations promulgated thereunder (any "SECTION 13 FILING"). Wiederhorn shall prepare at its own expense a draft of any Section 13 Filing listing Wiederhorn and one or more of the Stockholders, shall provide such draft to the relevant Stockholders with a reasonable opportunity to review and comment and shall include therein any information reasonably requested to be included therein by a signatory Stockholder in the form provided. Wiederhorn shall not make any Section 13 Filing until any signatory Stockholder approves of the information concerning such Stockholder contained therein, unless and until required to meet applicable filing deadlines. Wiederhorn shall pay any filing fee with respect to such Section 13 Filings. Each party hereto shall bear their own costs, including fees and expenses of counsel, with respect to all filings. Notwithstanding anything in this SECTION 2.4, Wiederhorn shall be solely responsible for preparing and filing amendments to any Section 13 Filing dated before the date hereof and naming Wiederhorn, and no Stockholder, as a reporting person.

         3.       REPRESENTATIONS   AND   WARRANTIES   OF   STOCKHOLDERS.   Each
Stockholder, hereby represents and warrants, severally and not jointly, to Wiederhorn as follows:

                  3.1 OWNERSHIP. Such Stockholder beneficially owns the shares of Company Common Stock set forth opposite such Stockholder's name on
SCHEDULE 1 hereto, with no
contractual restrictions on such Stockholder's voting rights or rights of disposition pertaining thereto, except as set forth herein. Such Subject Shares constitute all shares of Company Common Stock beneficially owned by such Stockholder.

                  3.2 DUE AUTHORIZATION. Such Stockholder has all necessary power and authority (or, if an individual, capacity) to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Assuming this Agreement has been duly and validly authorized, executed and delivered by Wiederhorn, and assuming that this Agreement constitutes a valid and binding agreement of Wiederhorn, this Agreement constitutes a valid and binding agreement of such Stockholder, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

                  3.3 NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by any Stockholder of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which such Stockholder is a party or by which such Stockholder is bound.

         4.       REPRESENTATIONS  AND  WARRANTIES  OF  WIEDERHORN.   Wiederhorn
hereby represents, warrants and covenants to each Stockholder as follows:

                  4.1 DUE AUTHORIZATION. Wiederhorn has the requisite capacity to enter into and perform this Agreement. Assuming this Agreement has been duly and validly authorized, executed and delivered by each Stockholder, and assuming that this Agreement constitutes a valid and binding agreement of each Stockholder, this Agreement constitutes a valid and binding agreement of Wiederhorn, enforceable against Wiederhorn in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

                  4.2 NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by Wiederhorn of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which Wiederhorn is a party or by which Wiederhorn is bound.

         5. ADJUSTMENT UPON CHANGES IN CAPITALIZATION; ETC. In the event of any change in the outstanding shares of Company Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of Subject Shares shall be adjusted appropriately.

         6. TERMINATION. This Agreement, and all rights and obligations of the parties hereunder (excluding any obligations of the parties under the Notes), shall terminate immediately upon the earliest to occur of (i) the fifth anniversary of the date of this Agreement, or (ii) any date on which both (x) Wiederhorn is no longer Chairman of the Board of the Company and (y) Wiederhorn's employment with the Company has been terminated by the Company.

         7.       TRANSFER OF SHARES.

                  7.1 Prior to the termination of this Agreement, except as otherwise provided herein, no Stockholder shall: (i) transfer, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing ("TRANSFER"), any or all of the Subject Shares or any interest therein unless Stockholder obtains, prior to such transfer, and delivers to Wiederhorn the written consent of the transferee to be bound by this Agreement with respect to any and all transferred Subject Shares; (ii) enter into any contract, option or other agreement or understanding with respect to any Transfer other than a Transfer permitted pursuant to clause (i) above; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Subject Shares;
(iv) deposit any of the Subject Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Subject Shares; or
(v) take any other action that would in any way restrict, limit or interfere with the performance of such Stockholder's obligations hereunder or the transactions contemplated hereby.

                  7.2 Each Stockholder agrees to cause to be placed on any and all certificates evidencing such Stockholder's Subject Shares the following legend:

         THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A VOTING AGREEMENT, AND CERTAIN RESTRICTIONS ON TRANSFER, PURSUANT TO THAT AMENDED AND RESTATED ASSIGNMENT AND VOTING AGREEMENT BY AND AMONG ANDREW A. WIEDERHORN, TTMM, L.P., TIFFANY WIEDERHORN AND WM STARLIGHT INVESTMENTS, LLC.

         8. NO SOLICITATION. No Stockholder shall, nor shall it permit any of its subsidiaries or any of its affiliates to, nor shall it authorize or permit any agent, officer, director or employee of, or any investment banker, attorney or other advisor or representative of, any Stockholder or any of their subsidiaries or any of such Stockholder's affiliates to, directly or indirectly, solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any Person (other than Wiederhorn) relating to any transaction involving the sale of any of the assets of the Company, or any of the capital stock of the Company, or any merger, consolidation, business combination, or similar transaction involving the Company or any of its subsidiaries.

         9.       MISCELLANEOUS.

                  9.1 STOCKHOLDER CAPACITY. None of the parties to this Agreement shall be deemed to have made any agreement or understanding in his or her capacity as a director or officer of the Company and no action taken by any of the parties in his or her capacity as a director or officer of the Company shall be deemed a breach of this Agreement. Each of the parties executes this Agreement solely in his or her capacity as the beneficial owner, where applicable, of Company Common Stock.

                  9.2 EXPENSES. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

                  9.3 WAIVER AND AMENDMENT. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by Wiederhorn and the Stockholders.

                  9.4 ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARY; SEVERABILITY. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. If any term or provision of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms or provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

                  9.5 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with laws of the State of Maryland.

                  9.6 HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                  9.7 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopies (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         If to a Stockholder to:

              The address set forth under such Stockholder's name on Schedule 1 hereto.

         If to Wiederhorn, to:

              Andrew A. Wiederhorn
              c/o Fog Cutter Capital Group Inc.
              1410 S.W. Jefferson Street
              Portland, Oregon 97201
              Telecopier no.:  (503) 553-7401

              with a copy to:

              V. Joseph  Stubbs, Esq.
              Stubbs  Alderton & Markiles, LLP
              15260 Ventura Blvd., Suite 525
              Sherman Oaks, California 91403
              Telecopier no.: (818) 444-4520

                  9.8 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

                  9.9 ASSIGNMENT; DELEGATION. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties except that the rights of Wiederhorn under this agreement may be assigned to the spouse or lineal descendants of Wiederhorn, to any trust for the benefit of Wiederhorn or the benefit of the spouse and/or lineal descendants of Wiederhorn, to any corporation, partnership, limited liability company or other entity in which Wiederhorn, the spouse and/or the lineal descendants of Wiederhorn are the direct and beneficial owners of all of the equity interests for estate planning purposes (provided that Wiederhorn, spouse and/or descendants agree in writing to remain the beneficial owners of all such interests), or to the personal representative of Wiederhorn upon Wiederhorn's death for purposes of administration of Wiederhorn's estate or upon such Wiederhorn's incompetency for purposes of the protection and management of the assets of Wiederhorn; provided that any such assignee shall, prior to such transfer, consent in a writing delivered to the Stockholder to be bound by this Agreement. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective permitted successors, assigns, heirs, executors, administrators and other legal representatives.

                  9.10 FURTHER ASSURANCES. Each Stockholder and Wiederhorn shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in connection with the matters provided for hereby.

                  9.11 SPECIFIC PERFORMANCE. The parties acknowledge that it would be impossible to fix money damages for violations of this Agreement and that such violations will cause irreparable injury for which adequate remedy at law is not available and, therefore, this Agreement must be enforced by specific performance or injunctive relief. The parties hereto agree that any party may, in its sole discretion, apply to any court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection or defense to the imposition of such relief. Nothing herein shall be construed to prohibit any party from bringing any action for damages in addition to an action for specific performance or an injunction for a breach of this Agreement.

                  9.12 SURVIVAL. The representations, warranties, covenants and agreements in this Agreement (other than the obligations of the parties under the Notes) shall terminate upon termination of this Agreement.

                  9.13 TERMINATION OF PRIOR AGREEMENT. The parties hereto agree that the Prior Agreement is null and void and superseded in all respects by this Agreement.

                  9.14 DRAFTING. Each of the parties acknowledges that it has been represented, or has had the opportunity to be represented, by independent counsel of such party's choice throughout all negotiations that have preceded the execution of this Agreement and that, to the extent applicable to such party, has executed the same with consent and upon the advice of said independent counsel. Each party and its counsel, as applicable, cooperated in the drafting and preparation of this Agreement, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intentions of the parties and this Agreement.


                            [SIGNATURE PAGE FOLLOWS.]

         IN WITNESS WHEREOF, Stockholders and Wiederhorn have executed this Assignment and Voting Agreement all as of the day and year first written above.


                                       WIEDERHORN:

                                       /S/ ANDREW A. WIEDERHORN
                                       -----------------------------------------
                                       Andrew A. Wiederhorn


                                       STOCKHOLDERS:

                                       /S/ TIFFANY WEIDERHORN
                                       -----------------------------------------
                                       Tiffany Wiederhorn


                                       TTMM, L.P.

                                       By: Ivy Capital Partners, L.P.
                                       its General Partner

                                       By: Wiederhorn Family Limited Partnership
                                       its general partner


                                       /S/ TIFFANY WEIDERHORN
                                       -----------------------------------------
                                       Name:  Tiffany Wiederhorn
                                       Title: Managing Member


                                       WM Starlight Investments, LLC

                                       /S/ TIFFANY WEIDERHORN
                                       -----------------------------------------
                                       Name:  Tiffany Wiederhorn
                                       Title: Managing Member

                                   SCHEDULE 1

                                  STOCKHOLDERS


             ----------------------------------- -------------------
             STOCKHOLDER                           SUBJECT SHARES
             ----------------------------------- -------------------
             TTMM, L.P.                                     929,592
             1410 S.W. Jefferson Street
             Portland, Oregon 97201
             Telecopier no.: (503) 553-7401

             ----------------------------------- -------------------
             Tiffany Wiederhorn                             474,536
             1410 S.W. Jefferson Street
             Portland, Oregon 97201
             Telecopier no.: (503) 553-7401

             ----------------------------------- -------------------
             WM Starlight Investments, LLC                   13,826
             1410 S.W. Jefferson Street
             Portland, Oregon 97201
             Telecopier no.: (503) 553-7401

             ----------------------------------- -------------------
             Tiffany A Wiederhorn and Andrew                423,189
             A. Wiederhorn
             1410 S.W. Jefferson Street
             Portland, Oregon 97201
             Telecopier no.: (503) 553-7401

             ----------------------------------- -------------------

                                                                       EXHIBIT 2

                       PURCHASE PURSUANT TO PUT AGREEMENT

         THIS PURCHASE PURSUANT TO PUT AGREEMENT ("THE AGREEMENT") is made as of January 2, 2007, between the C.B. Coleman and Joan F. Coleman Revocable Trust ("SELLER") and Andrew A. Wiederhorn and Tiffany A. Wiederhorn (together "BUYER").

                                    RECITALS

                  A. Seller owns 100,000 shares of the common stock (the "SHARES") of Fog Cutter Capital Group Inc.

                  B. By letter agreement effective April 30, 2004 (as thereafter amended and extended) between Seller and Andrew A. Wiederhorn (the "PUT AGREEMENT"), Andrew A. Wiederhorn agreed, among other things, to purchase the Shares from Seller at a price of $5.90 per share upon Seller's exercise of its put right under the Put Agreement.

                  C. By letter dated October 31, 2006, Seller exercised its put right under the Put Agreement with respect to all of the Shares.

                  D. In satisfaction of Andrew A. Wiederhorn's obligation to purchase the Shares pursuant to the Put Agreement, Buyer shall purchase the Shares from Seller on the terms and conditions set forth in this Agreement.

                  NOW THEREFORE, in consideration of the mutual covenants set forth below, Buyer and Seller agree as follows:

                                    AGREEMENT

1.       PURCHASE OF STOCK

         1.1 CAPITAL STOCK TO BE PURCHASED. Seller hereby agrees to sell to Buyer and Buyer hereby agrees to purchase from Seller, the Shares. The sale shall be closed ("CLOSING") on July 13, 2007 at such time as the parties may mutually agree (the "CLOSING DATE").

         1.2 PURCHASE PRICE. The total purchase price for the Shares (the "Purchase Price") shall be Six Hundred Forty-Five Thousand Four Hundred Eighty-Nine Dollars and 26/100 ($645,489.26)
                  inclusive of accrued interest, and shall be payable by a Promissory Note in substantially the form attached hereto as EXHIBIT A (the "PROMISSORY Note").

2. SECURITY FOR PERFORMANCE. Buyer's performance of their obligations under the Promissory Note will be secured by (a) a Deed of Trust on a parcel of real property commonly known as 585 F. Street, Gearhart, Oregon 97138, situated in Clatsop County, Oregon (the "GEARHART PROPERTY"), in the form attached hereto as EXHIBIT B to be executed by Tiffany A. Wiederhorn in favor of Seller (the "DEED OF TRUST"), and (b) the Shares and 323,189 additional shares of Fog Cutter Capital Group Inc. to be purchased by Buyer from the Clarence and Joan Coleman Charitable Foundation (the "FOUNDATION") on the date hereof, pursuant to a Stock Pledge Agreement in the form attached hereto as EXHIBIT C to be executed by Buyer in favor of Seller (the "STOCK PLEDGE AGREEMENT"). So long as Buyer is not in default of their obligations under (i) this Agreement, the Promissory Note, the Deed of Trust or the Stock Pledge Agreement (collectively, the "COLEMAN TRUST DOCUMENTS") or (ii) that certain Purchase Pursuant to Put Agreement between the Foundation and Buyer, that certain Promissory Note made by Buyer in favor of the Foundation, that certain Deed of Trust executed by Tiffany A. Wiederhorn in favor of the Foundation or that certain Stock Pledge Agreement executed by Buyer in favor of the Foundation (collectively, the "FOUNDATION DOCUMENTS"), Buyer shall retain the right to vote the Shares.

3. CLOSING. The Closing shall take place on the Closing Date at the offices of Fog Cutter Capital Group Inc. or at such other place as the parties may mutually agree.

         3.1      DELIVERIES  BY SELLER.  At Closing,  Seller  shall  deliver to
                  Buyer: (a) the certificate representing the Shares, properly endorsed for transfer, together with such other documents as Buyer may reasonably request to effectuate or evidence the transactions contemplated by this Agreement; and (2) an executed original of this Agreement.

         3.2      DELIVERIES  BY BUYER.  At  Closing,  Buyer  shall  deliver  to
                  Seller: (a) the executed Promissory Note, (b) the executed Deed of Trust, (c) the executed Stock Pledge Agreement, and
                  (d)  a   subordination   agreement,   in  form  and  substance
                  satisfactory to Seller, executed by the Wiederhorn Insurance Trust #2 in favor of Seller, with respect to the Gearhart Property. At Closing, Buyer shall also immediately deliver back to Seller the certificate representing the Shares, endorsed in blank, as well as such other documents and instruments as Seller may reasonably require to effectuate or evidence the transactions contemplated by this Agreement and the other Coleman Trust Documents, and shall pay the Purchase Price as set forth in SECTION 1.2.

4. MUTUAL RELEASE. Except for those rights, duties and obligations arising under this Agreement, the Promissory Note, Deed of Trust and Stock Pledge Agreement, Seller and Buyer hereby agree to release, discharge, acquit and covenant not to sue each other and each of their respective heirs and assigns from and against any and all claims, liabilities damages, or suits of any nature of kind, which they may have against one another that arise with respect to the Put Agreement.

5.       REPRESENTATIONS AND WARRANTIES.

         5.1 REPRESENTATIONS AND WARRANTIES OF SELLER. Seller represents and warrants to Buyer as follows: (a) Seller has full power and authority to sign and deliver this Agreement and to perform all of Seller's obligations hereunder; (b) this Agreement is a legal, valid, and binding obligation of Seller, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, or other similar laws of general application or by general principles of equity; (c) the signing and delivery of this Agreement by Seller and the performance by Seller of all of Seller's obligations under this Agreement will not (i) breach any agreement to which Seller is a party, (ii) violate any law, judgment, or order to which Seller is subject, or (iii) require the consent, authorization, or approval of any person, including but not limited to any government body; and (d) Seller has good and marketable title to the Shares, free and clear of all claims, encumbrances and restrictions (except those imposed under applicable federal and state securities laws), and has the unrestricted power and authority to convey the Shares to Buyer pursuant to this Agreement.

         5.2 REPRESENTATIONS AND WARRANTIES OF BUYER. Buyer, jointly and severally, represents and warrants to Seller as follows: (a) Buyer has full power and authority to sign and deliver this Agreement and to perform all of Buyer's obligations hereunder;
                  (b) this Agreement is a legal, valid, and binding obligation of Buyer, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, or other similar laws of general application or by general principles of equity; (c) the signing and delivery of this Agreement by Buyer and the performance by Buyer of all of Buyer's obligations under this Agreement will not (i) breach any agreement to which Buyer is a party, (ii) violate any law, judgment, or order to which Buyer is subject, or (iii) require the consent, authorization, or approval of any person, including but not limited to any governmental body; (d) Buyer is acquiring the Shares for his own account and not with a view to resale or distribution; (e) Buyer will not sell, transfer or otherwise dispose of or encumber the Shares, at any time during the term of this Agreement other than pursuant to the Stock Pledge Agreement in favor of Seller and the pledge of the Shares in favor of the Foundation pursuant to the Foundation Documents, without the prior written consent of Seller which may be granted or withheld in its sole and absolute discretion; PROVIDED, that Seller shall consent to a sale of the Shares together with a sale of the 323,189 additional shares of Fog Cutter Capital Group Inc. purchased by Buyer from the Foundation in the event the proceeds from such sales are equal to or greater than the amount of the then outstanding obligations under the Foundation Documents and the Coleman Trust Documents and such proceeds shall be applied to the payment in full of all outstanding obligations under the Foundation Documents and the Coleman Trust Documents and provided that the agreements and documents relating to such sales are in form and substance satisfactory to the Foundation and the Seller; and (f) Buyer is Solvent prior to and after giving effect to the consummation of the transactions contemplated by the Coleman Trust Documents and the Foundation Documents ("Solvency" is defined to mean that (i) the fair market value of all of Buyer's property is in excess of the total amount of Buyer's debts (including contingent liabilities); (ii) Buyer is able to pay its debts as they mature; and (iii) Buyer is not "insolvent" as such term is defined in Section 101(31) of the Federal Bankruptcy Code).

6.       CONDITIONS PRECEDENT TO CLOSING.

         6.1 BUYER'S CONDITIONS. The obligation of Buyer to perform under this Agreement is subject to the fulfillment of each of the following conditions: (a) the representations and warranties of Seller contained in this Agreement shall be true at and as of the Closing Date; and (b) Seller shall have performed all acts required by this Agreement to be performed prior to Closing.

         6.2 SELLER'S CONDITIONS. The obligation of Seller to perform under this Agreement is subject to the fulfillment of each of the following conditions: (a) the representations and warranties of Buyer contained in this Agreement shall be true at and as of the Closing Date; and (b) Buyer shall have performed all acts required by this Agreement to be performed prior to or at Closing.

7.       DEFAULT AND REMEDIES.

         7.1 DEFAULT. Time is of the essence of this Agreement. Buyer shall be in "default" of this Agreement upon the occurrence of an "Event of Default" under the Promissory Note.

         7.2 REMEDIES. Upon "default", Seller shall have, at his option, the following remedies which shall be cumulative and nonexclusive: (a) the right to declare the full unpaid balance of the Purchase Price, together with all interest accrued thereon, immediately due and payable; or (b) the right to exercise all remedies granted to Seller under this Agreement, the Promissory Note, the Deed of Trust or the Stock Pledge Agreement.

8.       MISCELLANEOUS.

         8.1      SUCCESSION.  This Agreement shall be binding upon and inure to
                  the   benefit   of  the   parties,   their   heirs,   personal
                  representatives, successors and permitted assigns.

         8.2 FURTHER DOCUMENTS. The parties at any time after Closing, upon request, agree to execute and deliver such further documents as may be required to carry out the transfer of the Shares contemplated by this Agreement and to carry out its purposes.

         8.3 GOVERNING LAW. This Agreement shall be construed as to both validity and performance and enforced in accordance with the laws of the State of Oregon.

         8.4 NOTICES. All communications, notices, and demands of any kind which either party may be required or may desire to give or serve upon the other, shall be made in writing and (i) delivered by personal service to the other party, (ii) sent by overnight service via Federal Express, Express Mail or another recognized overnight delivery service, or (iii) sent by facsimile transmission, to the following addresses:

                  To Buyer:    Andrew A. Wiederhorn and Tiffany A. Wiederhorn,
                               1410 SW Jefferson
                               Portland, Oregon  97201
                               Facsimile:

                  To Seller:   Clarence B. Coleman, Trustee
                               C.B. Coleman and Joan F. Coleman Revocable Trust
                               2401 Merced Street, Suite 300
                               San Leandro, California  94577
                               Facsimile:

         Any such communication, notice or demand shall be effective and deemed received upon the earliest of (i) the actual receipt of the same by personal delivery or otherwise, (ii) one (1) business day after being deposited with a nationally recognized overnight courier service as required above, or (iii) on the day sent if sent by facsimile with confirmation on or before 5:00 p.m. New York time on any business day or on the next business day if so delivered after 5:00 p.m. New York time. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given as herein required shall be deemed to be receipt of the communication, notice or demand sent. For purposes of this paragraph, the name of any addressee and/or an address may be changed by giving written notice of such change in the manner herein provided for giving notice. Unless and until such written notice is received, the last address and addressee as stated by written notice, or provided herein if not written notice of change has been sent or received, shall be deemed to continue in effect for all purposes hereunder.

         8.5 WAIVERS. The waiver by any party to this Agreement of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

         8.6 HEADINGS. The section and other headings contained in this Agreement are for reference purposes only and shall not be deemed to be part of this Agreement or affect the meaning or interpretation of this Agreement.

         8.7 COUNTERPARTS. This Agreement may be executed by the parties in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

SELLER:                                         BUYER:

/S/ CLARENCE B. COLEMAN                         /S/ ANDREW A. WIEDERHORN
-------------------------------                 ------------------------
Clarence B. Coleman, as Trustee                 Andrew A. Wiederhorn
of the C.B. Coleman and Joan F.
Coleman Revocable Trust

                                                /S/ TIFFANY A. WIEDERHORN
                                                -------------------------
                                                Tiffany A. Wiederhorn

                                                                       EXHIBIT 3

                       PURCHASE PURSUANT TO PUT AGREEMENT

         THIS PURCHASE PURSUANT TO PUT AGREEMENT ("THE AGREEMENT") is made as of January 2, 2007, between the Clarence and Joan Coleman Charitable Foundation ("SELLER") and Andrew A. Wiederhorn and Tiffany A. Wiederhorn (together "BUYER").

                                    RECITALS

                  A. Seller owns 323,189 shares of the common stock (the "SHARES") of Fog Cutter Capital Group Inc.

                  B. By letter agreement effective July 9, 2004 (as thereafter amended and extended) between Seller and Andrew A. Wiederhorn (the "PUT AGREEMENT"), Andrew A. Wiederhorn agreed, among other things, to purchase the Shares from Seller at a price of $5.40 per share upon Seller's exercise of its put right under the Put Agreement.

                  C. By letter dated October 31, 2006, Seller exercised its put right under the Put Agreement with respect to all of the Shares.

                  D. In satisfaction of Andrew A. Wiederhorn's obligation to purchase the Shares pursuant to the Put Agreement, Buyer shall purchase the Shares from Seller on the terms and conditions set forth in this Agreement.

                  NOW THEREFORE, in consideration of the mutual covenants set forth below, Buyer and Seller agree as follows:

                                    AGREEMENT

1.       PURCHASE OF STOCK

         1.1 CAPITAL STOCK TO BE PURCHASED. Seller hereby agrees to sell to Buyer and Buyer hereby agrees to purchase from Seller, the Shares. The sale shall be closed ("CLOSING") on July 13, 2007 at such time as the parties may mutually agree (the "CLOSING DATE").

         1.2 PURCHASE PRICE. The total purchase price for the Shares (the "Purchase Price") shall be One Million Eight Hundred Eleven
                  Thousand   Two   Hundred    Fourteen    Dollars   and   40/100
                  ($1,811,214.40) inclusive of accrued interest, and shall be payable by a Promissory Note in substantially the form attached hereto as EXHIBIT A (the "PROMISSORY NOTE").

2. SECURITY FOR PERFORMANCE. Buyer's performance of their obligations under the Promissory Note will be secured by (a) a Deed of Trust on a parcel of real property commonly known as 585 F. Street, Gearhart, Oregon 97138, situated in Clatsop County, Oregon (the "GEARHART PROPERTY"), in the form attached hereto as EXHIBIT B to be executed by Tiffany A. Wiederhorn in favor of Seller (the "DEED OF TRUST"), and (b) the Shares and 100,000 additional shares of Fog Cutter Capital Group Inc. to be purchased by Buyer from the C.B. Coleman and Joan F. Coleman Revocable Trust (the "COLEMAN TRUST") on the date hereof, pursuant to a Stock Pledge Agreement in the form attached hereto as EXHIBIT C to be executed by Buyer in favor of Seller (the "STOCK PLEDGE AGREEMENT"). So long as Buyer is not in default of their obligations under (i) this Agreement, the Promissory Note, the Deed of Trust or the Stock Pledge Agreement (collectively, the "FOUNDATION DOCUMENTS") or (ii) that certain Purchase Pursuant to Put Agreement between the Coleman Trust and Buyer, that certain Promissory Note made by Buyer in favor of the Coleman Trust, that certain Deed of Trust executed by Tiffany A. Wiederhorn in favor of the Coleman Trust or that certain Stock Pledge Agreement executed by Buyer in favor of the Coleman Trust (collectively, the "COLEMAN TRUST DOCUMENTS"), Buyer shall retain the right to vote the Shares.

3. CLOSING. The Closing shall take place on the Closing Date at the offices of Fog Cutter Capital Group Inc. or at such other place as the parties may mutually agree.

         3.1      DELIVERIES  BY SELLER.  At Closing,  Seller  shall  deliver to
                  Buyer: (a) the certificate representing the Shares, properly endorsed for transfer, together with such other documents as Buyer may reasonably request to effectuate or evidence the transactions contemplated by this Agreement; and (2) an executed original of this Agreement.

         3.2      DELIVERIES  BY BUYER.  At  Closing,  Buyer  shall  deliver  to
                  Seller: (a) the executed Promissory Note, (b) the executed Deed of Trust, (c) the executed Stock Pledge Agreement, and
                  (d)  a   subordination   agreement,   in  form  and  substance
                  satisfactory to Seller, executed by the Wiederhorn Insurance Trust #2 in favor of Seller, with respect to the Gearhart Property. At Closing, Buyer shall also immediately deliver back to Seller the certificate representing the Shares, endorsed in blank, as well as such other documents and instruments as Seller may reasonably require to effectuate or evidence the transactions contemplated by this Agreement and the other Coleman Trust Documents, and shall pay the Purchase Price as set forth in SECTION 1.2.

4. MUTUAL RELEASE. Except for those rights, duties and obligations arising under this Agreement, the Promissory Note, Deed of Trust and Stock Pledge Agreement, Seller and Buyer hereby agree to release, discharge, acquit and covenant not to sue each other and each of their respective heirs and assigns from and against any and all claims, liabilities damages, or suits of any nature of kind, which they may have against one another that arise with respect to the Put Agreement.

5.       REPRESENTATIONS AND WARRANTIES.

         5.1 REPRESENTATIONS AND WARRANTIES OF SELLER. Seller represents and warrants to Buyer as follows: (a) Seller has full power and authority to sign and deliver this Agreement and to perform all of Seller's obligations hereunder; (b) this Agreement is a legal, valid, and binding obligation of Seller, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, or other similar laws of general application or by general principles of equity; (c) the signing and delivery of this Agreement by Seller and the performance by Seller of all of Seller's obligations under this Agreement will not (i) breach any agreement to which Seller is a party, (ii) violate any law, judgment, or order to which Seller is subject, or (iii) require the consent, authorization, or approval of any person, including but not limited to any government body; and (d) Seller has good and marketable title to the Shares, free and clear of all claims, encumbrances and restrictions (except those imposed under applicable federal and state securities laws), and has the unrestricted power and authority to convey the Shares to Buyer pursuant to this Agreement.

         5.2 REPRESENTATIONS AND WARRANTIES OF BUYER. Buyer, jointly and severally, represents and warrants to Seller as follows: (a) Buyer has full power and authority to sign and deliver this Agreement and to perform all of Buyer's obligations hereunder;
                  (b) this Agreement is a legal, valid, and binding obligation of Buyer, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, or other similar laws of general application or by general principles of equity; (c) the signing and delivery of this Agreement by Buyer and the performance by Buyer of all of Buyer's obligations under this Agreement will not (i) breach any agreement to which Buyer is a party, (ii) violate any law, judgment, or order to which Buyer is subject, or (iii) require the consent, authorization, or approval of any person, including but not limited to any governmental body; (d) Buyer is acquiring the Shares for his own account and not with a view to resale or distribution; (e) Buyer will not sell, transfer or otherwise dispose of or encumber the Shares, at any time during the term of this Agreement other than pursuant to the Stock Pledge Agreement in favor of Seller and the pledge of the Shares in favor of the Foundation pursuant to the Foundation Documents, without the prior written consent of Seller which may be granted or withheld in its sole and absolute discretion; PROVIDED, that Seller shall consent to a sale of the Shares together with a sale of the 100,000 additional shares of Fog Cutter Capital Group Inc. purchased by Buyer from the Coleman Trust in the event the proceeds from such sales are equal to or greater than the amount of the then outstanding obligations under the Foundation Documents and the Coleman Trust Documents and such proceeds shall be applied to the payment in full of all outstanding obligations under the Foundation Documents and the Coleman Trust Documents and provided that the agreements and documents relating to such sales are in form and substance satisfactory to the Seller and the Coleman Trust; and (f) Buyer is Solvent prior to and after giving effect to the consummation of the transactions contemplated by the Coleman Trust Documents and the Foundation Documents ("Solvency" is defined to mean that (i) the fair market value of all of Buyer's property is in excess of the total amount of Buyer's debts (including contingent liabilities); (ii) Buyer is able to pay its debts as they mature; and (iii) Buyer is not "insolvent" as such term is defined in Section 101 (32) of the Federal Bankruptcy Code).

6.       CONDITIONS PRECEDENT TO CLOSING.

         6.1 BUYER'S CONDITIONS. The obligation of Buyer to perform under this Agreement is subject to the fulfillment of each of the following conditions: (a) the representations and warranties of Seller contained in this Agreement shall be true at and as of the Closing Date; and (b) Seller shall have performed all acts required by this Agreement to be performed prior to Closing.

         6.2 SELLER'S CONDITIONS. The obligation of Seller to perform under this Agreement is subject to the fulfillment of each of the following conditions: (a) the representations and warranties of Buyer contained in this Agreement shall be true at and as of the Closing Date; and (b) Buyer shall have performed all acts required by this Agreement to be performed prior to or at Closing.

7.       DEFAULT AND REMEDIES.

         7.1 DEFAULT. Time is of the essence of this Agreement. Buyer shall be in "default" of this Agreement upon the occurrence of an "Event of Default" under the Promissory Note.

         7.2 REMEDIES. Upon "default", Seller shall have, at his option, the following remedies which shall be cumulative and nonexclusive: (a) the right to declare the full unpaid balance of the Purchase Price, together with all interest accrued thereon, immediately due and payable; or (b) the right to exercise all remedies granted to Seller under this Agreement, the Promissory Note, the Deed of Trust or the Stock Pledge Agreement.

8.       MISCELLANEOUS.

         8.1      SUCCESSION.  This Agreement shall be binding upon and inure to
                  the   benefit   of  the   parties,   their   heirs,   personal
                  representatives, successors and permitted assigns.

         8.2 FURTHER DOCUMENTS. The parties at any time after Closing, upon request, agree to execute and deliver such further documents as may be required to carry out the transfer of the Shares contemplated by this Agreement and to carry out its purposes.

         8.3 GOVERNING LAW. This Agreement shall be construed as to both validity and performance and enforced in accordance with the laws of the State of Oregon.

         8.4 NOTICES. All communications, notices, and demands of any kind which either party may be required or may desire to give or serve upon the other, shall be made in writing and (i) delivered by personal service to the other party, (ii) sent by overnight service via Federal Express, Express Mail or another recognized overnight delivery service, or (iii) sent by facsimile transmission, to the following addresses:

                  To Buyer:    Andrew A. Wiederhorn and Tiffany A. Wiederhorn,
                               1410 SW Jefferson
                               Portland, Oregon  97201
                               Facsimile:

                  To Seller:   Clarence and Joan Coleman Charitable Foundation
                               2401 Merced Street, Suite 300
                               San Leandro, California  94577
                               Facsimile:

         Any such communication, notice or demand shall be effective and deemed received upon the earliest of (i) the actual receipt of the same by personal delivery or otherwise, (ii) one (1) business day after being deposited with a nationally recognized overnight courier service as required above, or (iii) on the day sent if sent by facsimile with confirmation on or before 5:00 p.m. New York time on any business day or on the next business day if so delivered after 5:00 p.m. New York time. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given as herein required shall be deemed to be receipt of the communication, notice or demand sent. For purposes of this paragraph, the name of any addressee and/or an address may be changed by giving written notice of such change in the manner herein provided for giving notice. Unless and until such written notice is received, the last address and addressee as stated by written notice, or provided herein if not written notice of change has been sent or received, shall be deemed to continue in effect for all purposes hereunder.

         8.5 WAIVERS. The waiver by any party to this Agreement of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

         8.6 HEADINGS. The section and other headings contained in this Agreement are for reference purposes only and shall not be deemed to be part of this Agreement or affect the meaning or interpretation of this Agreement.

         8.7 COUNTERPARTS. This Agreement may be executed by the parties in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

SELLER:                                     BUYER:

/S/ CLARENCE B. COLEMAN                     /S/ ANDREW A. WIEDERHORN
---------------------------------           ------------------------
Clarence B. Coleman, as President           Andrew A. Wiederhorn
of the Clarence and Joan
Coleman Charitable Foundation

                                            /S/ TIFFANY A. WIEDERHORN
                                            ------------------------
                                            Tiffany A. Wiederhorn

                                                                       EXHIBIT 4

                                 PROMISSORY NOTE

$645,489.26                                                As of January 2, 2007

         FOR VALUE RECEIVED, Andrew A. Wiederhorn and Tiffany A. Wiederhorn (each an "OBLIGOR" and collectively, the "OBLIGORS") jointly and severally promise to pay to the order of the C.B. Coleman and Joan F. Coleman Revocable Trust originally dated 3-12-94 and restated on 12-30-04 ("OBLIGEE"), at 2401 Merced Street, Suite 300, San Leandro, California 94577 or such other place as the holder hereof may from time to time designate, the principal sum of Six Hundred Forty-Five Thousand Four Hundred Eighty-Nine Dollars and 26/100 ($645,489.26), with interest on the unpaid principal balance from time to time outstanding. Interest shall accrue on the unpaid balance of the Note at the rate of five percent (5%) per annum during the calendar year of 2007, six percent (6%) per annum during the calendar year of 2008, seven percent (7%) per annum during the calendar year of 2009, and eight percent (8%) per annum for the calendar year 2010 and for every year thereafter. Accrued interest on this Note shall be due and payable by Obligors on the last business day of each month, beginning January 2007, and shall continue to be paid each month thereafter until the principal balance is paid in full. Obligors shall also make annual principal payments of Fifty Thousand Dollars ($50,000.00) on or before January 15 of each calendar year, beginning on January 15, 2008 and continuing each calendar year thereafter until the outstanding balance of this Note is paid in full. All outstanding principal and accrued interest on this Note not earlier due and payable pursuant to other provisions hereof shall be finally due and payable on January 15, 2012 (the "MATURITY DATE"). All payments of principal and interest shall be made to the holder of this Note in lawful money of the United States of America in immediately available funds, which shall be legal tender for public and private debts. Interest shall be calculated on the basis of a
360-day year for actual days elapsed. In no event shall the interest rate applicable at any time to this Note exceed the maximum rate permitted by law. This Note is secured by: (A) a Deed of Trust (the "DEED OF TRUST") on a parcel of real property commonly known as 585 F. Street, Gearhart, Oregon 97138, situated in Clatsop County, Oregon ("GEARHART PROPERTY"); and (B) a Stock Pledge Agreement (the "STOCK PLEDGE AGREEMENT") containing Obligors pledge of a security interest in 423,189 shares of common stock of Fog Cutter Capital Group Inc. (the "SHARES").

         ATTACHED AS EXHIBIT "A" HERETO IS A COPY OF THE DEED OF TRUST AND ATTACHED AS EXHIBIT "B" HERETO IS A COPY OF THE STOCK PLEDGE AGREEMENT, BOTH OF WHICH WHICH ARE MADE A PART HEREOF.

         Obligors may prepay any amounts of principal or interest due hereunder at any time, without the consent of Obligee and without penalty. Any prepayment of principal of this Note shall be applied to the remaining principal balance due under this Note. In accordance with the Stock Pledge Agreement, prior to an Event of Default, any and all dividends, interest or other distributions paid in respect of the Shares shall be delivered to the Secured Party or its designated agent and applied to the payment of the principal balance under this Note.

         Each payment to be made hereunder shall be free and clear of, and without deductions for or on account of any present or future taxes, imposts, charges, levies, compulsory loans or other withholdings or deductions whatsoever. If the Obligors, or either of them, shall be required by applicable law to make any such deduction from any payment hereunder (i) the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this paragraph) the holder of this Note receives an amount equal to the sum it would have received had no deductions been made, (ii) the Obligors shall make such deductions, and (iii) the Obligors shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law. In addition, the Obligors agree to pay, if necessary, all stamp, documentary, or similar taxes or any other excise or property taxes, charges or similar levies which arise from any payment made hereunder or from the execution, delivery or registration of, or otherwise with respect to, this instrument.

         Upon the occurrence of any of the following (each, an "EVENT OF DEFAULT"): (i) the failure to pay, when due (whether at the Maturity Date, by acceleration, by notice from Obligors as to a prepayment or otherwise), any payment of principal or interest or other amount due hereunder, PROVIDED that such failure to make payment is not cured by Obligors within ten (10) days of written notice that any payment is past due, PROVIDED FURTHER that the holder shall not be required to provide notice of past due payment more than once in any 12 month period; (ii) either Obligor becomes insolvent or unable to pay his or her debts as they become due; (iii) the making of an assignment for the benefit of creditors by any party liable for the payment of this Note, whether as maker, endorser, guarantor, surety, or otherwise, or the voluntary appointment (at the request of a receiver, custodian, liquidator, or trustee in bankruptcy) of a receiver, custodian, liquidator, or trustee in bankruptcy of any such party's property or the filing by any such part of a petition in bankruptcy or other similar proceeding under law for the relief of debtors; (iv) the filing against any party liable for the payment of this Note, whether as maker, endorser, guarantor, surety, or otherwise, of a petition in bankruptcy or similar proceeding under the law for the relief of debtors, or the involuntary appointment of a receiver custodian, liquidator, or trustee in bankruptcy of the property of any such party, and such petition or appointment is not vacated or discharged within sixty (60) calendar days after the filing or making thereof;
(v) granting any security interest in the Collateral (as defined in the Stock Pledge Agreement) (other than to the holder of this Note, the Clarence and Joan Coleman Charitable Foundation (the "FOUNDATION") or as otherwise permitted by Lender in writing); (vi) granting a mortgage or security interest on the Gearhart Property (other than to the holder of this Note, the Foundation or the following existing mortgage holders holding mortgages on the Gearhart Property on the date hereof: Citimortgage, Inc., Citibank Federal Savings Bank and Wiederhorn Insurance Trust #2); (vii) the amount of debt secured by the existing mortgage on the Gearhart Property in favor of Citimortgage, Inc. shall at any time exceed $2,097,875; (viii) the amount of debt secured by the existing mortgage on the Gearhart Property in favor of Citibank Federal Savings Bank shall at any time exceed $1,214,800, (ix) the amount of debt secured by the existing mortgage on the Gearhart Property in favor of Wiederhorn Insurance Trust #2 shall at any time exceed $573,500; (x) the occurrence of any default or event of default (after giving effect to any applicable grace or cure period) under any of the loan or mortgage documents existing with respect to the mortgages in favor of Citimortgage, Inc., Citibank Federal Savings Bank or the Wiederhorn Insurance Trust #2 or the taking of action by any of such mortgagees to foreclose on the Gearhart Property; (xi) either of the subordination agreements executed on the date hereof by the Wiederhorn Insurance Trust #2 in favor of the C.B. Coleman and Joan F. Coleman Revocable Trust originally dated 3-12-94 and restated on 12-30-04 and the Foundation (collectively, the "SUBORDINATION AGREEMENTS"), respectively, ceases to be valid, binding and enforceable in accordance with its terms; (xii) the occurrence of any default or event of default (after giving effect to any applicable grace or cure period) under either of the Subordination Agreements;
(xiii) any representation or warranty made by Obligors in this Note, the Deed of Trust, the Stock Pledge Agreement or that certain Purchase Pursuant to Put Agreement between the Obligors and the C.B. Coleman and Joan F. Coleman
Revocable Trust (the "PURCHASE Agreement") is found to have been untrue or misleading in any material respect as of the date when made; (xiv) the breach or violation by either Obligor of any covenant contained in this Note which is not otherwise listed as a separate Event of Default in this paragraph, PROVIDED THAT such breach or violation shall not be deemed to be an Event of Default unless the Obligors fail to cure such breach or violation to the reasonable satisfaction of the holder of this Note within thirty (30) days; or (xv) the breach or violation by, the Obligors, or either of them, of any covenant contained in the Stock Pledge Agreement, Deed of Trust or Purchase Agreement (after giving effect to any applicable grace or cure period) or the occurrence of any default or event of default (after giving effect to any applicable grace or cure period) under the Stock Pledge Agreement, Purchase Agreement, Deed of Trust or Foundation Documents (as defined in the Stock Pledge Agreement), or any of the Stock Pledge Agreement, Deed of Trust or Purchase Agreement ceases to be valid, binding and enforceable in accordance with its terms; THEN, in the case of any Event of Default other than those referred to in clause (iii) and (iv) of this paragraph, the holder of this Note may declare by notice to the Obligors, or either of them, any and all obligations of the Obligors to be immediately due and payable, and in case of any Event of Default referred to in clause (iii) and
(iv) of this sentence all of the obligations of the Obligors hereunder shall automatically become due and payable immediately without notice or demand.

         Obligors shall immediately notify the holder of this note in writing upon the occurrence of a default or event of default under any of the loan or
mortgage   documents  existing  with  respect  to  the  mortgages  in  favor  of
Citimortgage, Inc., Citibank Federal Savings Bank or the Wiederhorn Insurance Trust #2 or the taking of action by any of such mortgagees to foreclose on the Gearhart Property, and together with such notice Obligors shall include a copy of any written default or other applicable notice it received from any and all such mortgagees.

         All reasonable fees and expenses (including all legal fees and expenses) incurred by the C.B. Coleman and Joan F. Coleman Revocable Trust in connection with the preparation and negotiation of this Note, the Purchase Agreement, the Stock Pledge Agreement, the Deed of Trust and all related documents shall be paid by Obligors to the C.B. Coleman and Joan F. Coleman
Revocable Trust or its attorneys and advisors, as applicable, at Closing (defined in the Purchase Agreement), in immediately available federal funds or such other manner as may be directed by Clarence B. Coleman, as trustee of the C.B. Coleman and Joan F. Coleman Revocable Trust or its attorney, as applicable. If any principal, interest or other amount due under this Note is not paid when due, whether at maturity or by acceleration, the Obligors agree to pay all costs of collection, including without limitation reasonable attorneys' fees, and all expenses in connection with the protection or realization of the collateral securing this Note or the enforcement of any guarantee hereof incurred by the holder hereof on account of such collection, whether or not suit is filed hereon. In addition, the Obligors agree to pay all attorneys' fees and disbursements incurred by the holder of this Note in obtaining advice as to its rights and remedies in connection with this Note, upon the occurrence of an Event of Default hereunder.

         Presentment, demand for payment, protest, notices of protest, notice of dishonor and non-payment of this Note and any or all other notices or demands in connection with the delivery, acceptance, performance, default, endorsement or guarantee of this Note are hereby separately waived by each Obligor. The liability of each Obligor hereunder shall be unconditional and shall not be in any manner affected by any indulgence whatsoever granted or consented to by the holder hereof, including but not limited to any extension of time, renewal, waiver or other modification. All of the obligations of the Obligors hereunder are joint and several. The holder of this Note may, in its sole and absolute discretion, enforce the provisions hereof against either Obligor and shall not be required to proceed against both Obligors jointly or seek payment from the Obligors ratably. No single or partial exercise of any power hereunder by the holder of this Note under any mortgage, deed of trust or security agreement securing this Note shall preclude other or further exercise thereof or the exercise of any other power. The holder hereof shall at all times have the right to proceed against any portion of the security held therefore in such order and in such manner as the holder may deem fit, without waiving any rights with respect to any other security. No delay or omission on the part of the holder hereof in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note. The release of any party liable on this Note shall not operate to release any other party liable hereon. The holder of this Note may accept late payments, or partial payments, even though marked "payment in full" or containing words of similar import or other conditions, without waiving any of its rights. No amendment, modification or waiver of any provision of this Note nor consent to any departure by an Obligor therefrom shall be effective, irrespective of any course of dealing, unless the same shall be in writing and signed by the holder of this Note, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. This Note cannot be changed or terminated orally or by estoppel or waiver or by any alleged oral modification regardless of any claimed partial performance referable thereto.

         All communications, notices, and demands of any kind which either party may be required or may desire to give or serve upon the other, shall be made in writing and (i) delivered by personal service to the other party, (ii) sent by overnight service via Federal Express, Express Mail or another recognized overnight delivery service, or (iii) sent by facsimile transmission, to the following addresses:

                  To Obligors:  Andrew A. Wiederhorn and Tiffany A. Wiederhorn,
                                1410 SW Jefferson
                                Portland, Oregon  97201
                                Facsimile:

                  To Obligee:   Clarence B. Coleman, Trustee
                                C.B. Coleman and Joan F. Coleman Revocable Trust
                                2401 Merced Street, Suite 300
                                San Leandro, California  94577
                                Facsimile:

         Any such communication, notice or demand shall be effective and deemed received upon the earliest of (i) the actual receipt of the same by personal delivery or otherwise, (ii) one (1) business day after being deposited with a nationally recognized overnight courier service as required above, or (iii) on the day sent if sent by facsimile with confirmation on or before 5:00 p.m. New York time on any business day or on the next business day if so delivered after 5:00 p.m. New York time. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given as herein required shall be deemed to be receipt of the communication, notice or demand sent. For purposes of this paragraph, the name of any addressee and/or an address may be changed by giving written notice of such change in the manner herein provided for giving notice. Unless and until such written notice is received, the last address and addressee as stated by written notice, or provided herein if not written notice of change has been sent or received, shall be deemed to continue in effect for all purposes hereunder.

         The holder of this Note may assign or otherwise transfer its rights hereunder to any other person or entity. None of the rights or obligations of either of the Obligors hereunder may be assigned or otherwise transferred without the prior written consent of the holder of this Note at such time, and any such assignment or transfer shall be null and void.

         This Note is fully recourse to the Obligors.

         This Note has been executed and delivered by the undersigned Obligors in the State of Oregon and is to be governed by and construed in accordance with the laws of the State of Oregon.



                                            /S/ ANDREW A. WIEDERHORN
                                            ------------------------------------
                                            Andrew A. Wiederhorn



                                            /S/ TIFFANY A. WIEDERHORN
                                            ------------------------------------
                                            Tiffany A. Wiederhorn

                                                                       EXHIBIT 5

                                 PROMISSORY NOTE

$1,811,214.40                                              As of January 2, 2007

         FOR VALUE RECEIVED, Andrew A. Wiederhorn and Tiffany A. Wiederhorn (each an "OBLIGOR" and collectively, the "OBLIGORS") jointly and severally promise to pay to the order of the Clarence and Joan Coleman Charitable Foundation ("OBLIGEE"), at 2401 Merced Street, Suite 300, San Leandro, California 94577 or such other place as the holder hereof may from time to time designate, the principal sum of One Million Eight Hundred Eleven Thousand Two Hundred Fourteen Dollars and 40/100 ($1,811,214.40), with interest on the unpaid principal balance from time to time outstanding. Interest shall accrue on the unpaid balance of the Note at the rate of five percent (5%) per annum during the calendar year of 2007, six percent (6%) per annum during the calendar year of 2008, seven percent (7%) per annum during the calendar year of 2009, and eight percent (8%) per annum for the calendar year 2010 and for every year thereafter. Accrued interest on this Note shall be due and payable by Obligors on the last business day of each month, beginning January 2007, and shall continue to be paid each month thereafter until the principal balance is paid in full. Obligors shall also make annual principal payments of Fifty Thousand Dollars ($50,000.00) on or before January 15 of each calendar year, beginning on January 15, 2008 and continuing each calendar year thereafter until the outstanding balance of this
Note is paid in full. All outstanding principal and accrued interest on this Note not earlier due and payable pursuant to other provisions hereof shall be finally due and payable on January 15, 2012 (the "MATURITY DATE"). All payments of principal and interest shall be made to the holder of this Note in lawful money of the United States of America in immediately available funds, which shall be legal tender for public and private debts. Interest shall be calculated on the basis of a 360-day year for actual days elapsed. In no event shall the interest rate applicable at any time to this Note exceed the maximum rate permitted by law. This Note is secured by: (A) a Deed of Trust (the "DEED OF TRUST") on a parcel of real property commonly known as 585 F. Street, Gearhart, Oregon 97138, situated in Clatsop County, Oregon ("GEARHART PROPERTY"); and (B) a Stock Pledge Agreement (the "STOCK PLEDGE AGREEMENT") containing Obligors pledge of a security interest in 423,189 shares of common stock of Fog Cutter Capital Group Inc. (the "SHARES").

         ATTACHED AS EXHIBIT "A" HERETO IS A COPY OF THE DEED OF TRUST AND ATTACHED AS EXHIBIT "B" HERETO IS A COPY OF THE STOCK PLEDGE AGREEMENT, BOTH OF WHICH WHICH ARE MADE A PART HEREOF.

         Obligors may prepay any amounts of principal or interest due hereunder at any time, without the consent of Obligee and without penalty. Any prepayment of principal of this Note shall be applied to the remaining principal balance due under this Note. In accordance with the Stock Pledge Agreement, prior to an Event of Default, any and all dividends, interest or other distributions paid in respect of the Shares shall be delivered to the Secured Party or its designated agent and applied to the payment of the principal balance under this Note.

         Each payment to be made hereunder shall be free and clear of, and without deductions for or on account of any present or future taxes, imposts, charges, levies, compulsory loans or other withholdings or deductions whatsoever. If the Obligors, or either of them, shall be required by applicable law to make any such deduction from any payment hereunder (i) the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this paragraph) the holder of this Note receives an amount equal to the sum it would have received had no deductions been made, (ii) the Obligors shall make such deductions, and (iii) the Obligors shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law. In addition, the Obligors agree to pay, if necessary, all stamp, documentary, or similar taxes or any other excise or property taxes, charges or similar levies which arise from any payment made hereunder or from the execution, delivery or registration of, or otherwise with respect to, this instrument.

         Upon the occurrence of any of the following (each, an "EVENT OF DEFAULT"): (i) the failure to pay, when due (whether at the Maturity Date, by acceleration, by notice from Obligors as to a prepayment or otherwise), any payment of principal or interest or other amount due hereunder, PROVIDED that such failure to make payment is not cured by Obligors within ten (10) days of written notice that any payment is past due, PROVIDED FURTHER that the holder shall not be required to provide notice of past due payment more than once in any 12 month period; (ii) either Obligor becomes insolvent or unable to pay his or her debts as they become due; (iii) the making of an assignment for the benefit of creditors by any party liable for the payment of this Note, whether as maker, endorser, guarantor, surety, or otherwise, or the voluntary appointment (at the request of a receiver, custodian, liquidator, or trustee in bankruptcy) of a receiver, custodian, liquidator, or trustee in bankruptcy of any such party's property or the filing by any such part of a petition in bankruptcy or other similar proceeding under law for the relief of debtors; (iv) the filing against any party liable for the payment of this Note, whether as maker, endorser, guarantor, surety, or otherwise, of a petition in bankruptcy or similar proceeding under the law for the relief of debtors, or the involuntary appointment of a receiver custodian, liquidator, or trustee in bankruptcy of the property of any such party, and such petition or appointment is not vacated or discharged within sixty (60) calendar days after the filing or making thereof;
(v) granting any security interest in the Collateral (as defined in the Stock Pledge Agreement) (other than to the holder of this Note, the C.B. Coleman and Joan F. Coleman Revocable Trust originally dated 3-12-94 and restated on 12-30-04 (the "COLEMAN TRUST") or as otherwise permitted by Lender in writing);
(vi) granting a mortgage or security interest on the Gearhart Property (other than to the holder of this Note, the Coleman Trust or the following existing mortgage holders holding mortgages on the Gearhart Property on the date hereof:
Citimortgage, Inc., Citibank Federal Savings Bank and Wiederhorn Insurance Trust #2); (vii) the amount of debt secured by the existing mortgage on the Gearhart Property in favor of Citimortgage, Inc. shall at any time exceed $2,097,875;
(viii) the amount of debt secured by the existing mortgage on the Gearhart Property in favor of Citibank Federal Savings Bank shall at any time exceed $1,214,800, (ix) the amount of debt secured by the existing mortgage on the Gearhart Property in favor of Wiederhorn Insurance Trust #2 shall at any time exceed $573,500; (x) the occurrence of any default or event of default (after giving effect to any applicable grace or cure period) under any of the loan or mortgage documents existing with respect to the mortgages in favor of
Citimortgage, Inc., Citibank Federal Savings Bank or the Wiederhorn Insurance Trust #2 or the taking of action by any of such mortgagees to foreclose on the Gearhart Property; (xi) either of the subordination agreements executed on the date hereof by the Wiederhorn Insurance Trust #2 in favor of the Obligee and the Coleman Trust (collectively, the "SUBORDINATION AGREEMENTS"), respectively, ceases to be valid, binding and enforceable in accordance with its terms; (xii) the occurrence of any default or event of default (after giving effect to any applicable grace or cure period) under either of the Subordination Agreements;
(xiii) any representation or warranty made by Obligors in this Note, the Deed of Trust, the Stock Pledge Agreement or that certain Purchase Pursuant to Put Agreement between the Obligors and the Obligee (the "PURCHASE AGREEMENT") is found to have been untrue or misleading in any material respect as of the date when made; (xiv) the breach or violation by either Obligor of any covenant contained in this Note which is not otherwise listed as a separate Event of Default in this paragraph, PROVIDED THAT such breach or violation shall not be deemed to be an Event of Default unless the Obligors fail to cure such breach or violation to the reasonable satisfaction of the holder of this Note within thirty (30) days; or (xv) the breach or violation by, the Obligors, or either of them, of any covenant contained in the Stock Pledge Agreement, Deed of Trust or Purchase Agreement (after giving effect to any applicable grace or cure period) or the occurrence of any default or event of default (after giving effect to any applicable grace or cure period) under the Stock Pledge Agreement, Purchase Agreement, Deed of Trust or Coleman Trust Documents (as defined in the Stock Pledge Agreement), or any of the Stock Pledge Agreement, Deed of Trust or Purchase Agreement ceases to be valid, binding and enforceable in accordance with its terms; THEN, in the case of any Event of Default other than those referred to in clause (iii) and (iv) of this paragraph, the holder of this Note may declare by notice to the Obligors, or either of them, any and all obligations of the Obligors to be immediately due and payable, and in case of any Event of Default referred to in clause (iii) and (iv) of this sentence all of the obligations of the Obligors hereunder shall automatically become due and payable immediately without notice or demand.

         Obligors shall immediately notify the holder of this note in writing upon the occurrence of a default or event of default under any of the loan or
mortgage   documents  existing  with  respect  to  the  mortgages  in  favor  of
Citimortgage, Inc., Citibank Federal Savings Bank or the Wiederhorn Insurance Trust #2 or the taking of action by any of such mortgagees to foreclose on the Gearhart Property, and together with such notice Obligors shall include a copy of any written default or other applicable notice it received from any and all such mortgagees.

         All reasonable fees and expenses (including all legal fees and expenses) incurred by the Obligee in connection with the preparation and negotiation of this Note, the Purchase Agreement, the Stock Pledge Agreement, the Deed of Trust and all related documents shall be paid by Obligors to the Obligee or its attorneys and advisors, as applicable, at Closing (defined in the Purchase Agreement), in immediately available federal funds or such other manner as may be directed by Clarence B. Coleman, as President of the Obligee or its attorney, as applicable. If any principal, interest or other amount due under this Note is not paid when due, whether at maturity or by acceleration, the Obligors agree to pay all costs of collection, including without limitation reasonable attorneys' fees, and all expenses in connection with the protection or realization of the collateral securing this Note or the enforcement of any guarantee hereof incurred by the holder hereof on account of such collection, whether or not suit is filed hereon. In addition, the Obligors agree to pay all attorneys' fees and disbursements incurred by the holder of this Note in obtaining advice as to its rights and remedies in connection with this Note, upon the occurrence of an Event of Default hereunder.

         Presentment, demand for payment, protest, notices of protest, notice of dishonor and non-payment of this Note and any or all other notices or demands in connection with the delivery, acceptance, performance, default, endorsement or guarantee of this Note are hereby separately waived by each Obligor. The liability of each Obligor hereunder shall be unconditional and shall not be in any manner affected by any indulgence whatsoever granted or consented to by the holder hereof, including but not limited to any extension of time, renewal, waiver or other modification. All of the obligations of the Obligors hereunder are joint and several. The holder of this Note may, in its sole and absolute discretion, enforce the provisions hereof against either Obligor and shall not be required to proceed against both Obligors jointly or seek payment from the Obligors ratably. No single or partial exercise of any power hereunder by the holder of this Note under any mortgage, deed of trust or security agreement securing this Note shall preclude other or further exercise thereof or the exercise of any other power. The holder hereof shall at all times have the right to proceed against any portion of the security held therefore in such order and in such manner as the holder may deem fit, without waiving any rights with respect to any other security. No delay or omission on the part of the holder hereof in exercising any right hereunder shall operate as a waiver of such right or of any other right under this Note. The release of any party liable on this Note shall not operate to release any other party liable hereon. The holder of this Note may accept late payments, or partial payments, even though marked "payment in full" or containing words of similar import or other conditions, without waiving any of its rights. No amendment, modification or waiver of any provision of this Note nor consent to any departure by an Obligor therefrom shall be effective, irrespective of any course of dealing, unless the same shall be in writing and signed by the holder of this Note, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. This Note cannot be changed or terminated orally or by estoppel or waiver or by any alleged oral modification regardless of any claimed partial performance referable thereto.

         All communications, notices, and demands of any kind which either party may be required or may desire to give or serve upon the other, shall be made in writing and (i) delivered by personal service to the other party, (ii) sent by overnight service via Federal Express, Express Mail or another recognized overnight delivery service, or (iii) sent by facsimile transmission, to the following addresses:

                  To Obligors:  Andrew A. Wiederhorn and Tiffany A. Wiederhorn,
                                1410 SW Jefferson
                                Portland, Oregon  97201
                                Facsimile:

                  To Obligee:   Clarence B. Coleman, Trustee
                                C.B. Coleman and Joan F. Coleman Revocable Trust
                                2401 Merced Street, Suite 300
                                San Leandro, California  94577
                                Facsimile:

         Any such communication, notice or demand shall be effective and deemed received upon the earliest of (i) the actual receipt of the same by personal delivery or otherwise, (ii) one (1) business day after being deposited with a nationally recognized overnight courier service as required above, or (iii) on the day sent if sent by facsimile with confirmation on or before 5:00 p.m. New York time on any business day or on the next business day if so delivered after 5:00 p.m. New York time. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given as herein required shall be deemed to be receipt of the communication, notice or demand sent. For purposes of this paragraph, the name of any addressee and/or an address may be changed by giving written notice of such change in the manner herein provided for giving notice. Unless and until such written notice is received, the last address and addressee as stated by written notice, or provided herein if not written notice of change has been sent or received, shall be deemed to continue in effect for all purposes hereunder.

         The holder of this Note may assign or otherwise transfer its rights hereunder to any other person or entity. None of the rights or obligations of either of the Obligors hereunder may be assigned or otherwise transferred without the prior written consent of the holder of this Note at such time, and any such assignment or transfer shall be null and void.

         This Note is fully recourse to the Obligors.

         This Note has been executed and delivered by the undersigned Obligors in the State of Oregon and is to be governed by and construed in accordance with the laws of the State of Oregon.



                                            /S/ ANDREW A. WIEDERHORN
                                            ------------------------------------
                                            Andrew A. Wiederhorn



                                            /S/ TIFFANY A. WIEDERHORN
                                            ------------------------------------
                                            Tiffany A. Wiederhorn

                                                                       EXHIBIT 6


                             STOCK PLEDGE AGREEMENT



This Stock Pledge  Agreement  ("AGREEMENT") is between the C.B. Coleman and Joan
F. Coleman Revocable Trust ("SECURED PARTY"), and Andrew A. Wiederhorn and Tiffany A. Wiederhorn (each a "PLEDGOR" and collectively, the "PLEDGORS").

SECTION 1.        DEFINITIONS

         1.1 CAPITALIZED TERMS. Unless defined elsewhere in this Agreement, capitalized terms used in this Agreement will have the following meanings:

                  "COLLATERAL" means the Shares, together with any and all rights, coupons, warrants or rights to subscribe, options, dividends, liquidating dividends, splits, dividends paid in stock, dividends paid in securities, new or reclassified Shares, or any other property which either Pledgor is or may hereafter become entitled to receive on account of such Shares, any and all substitutions, additions or replacements thereof, and any and all proceeds thereof.

                  "EVENT OF DEFAULT" means any event specified in SECTION 7.1.

                  "OBLIGATIONS" means all of Pledgors' obligations arising out of:

                  (a) the Promissory Note dated as of January 2, 2007, in the principal amount of $645,489.26 made by Pledgors, payable to Secured Party ("NOTE");

                  (b) the Purchase Pursuant to Put Agreement dated as of January 2, 2007 by and between Pledgors and the Secured Party for the sale of 100,000 shares of Fog Cutter Capital Group Inc. by the Secured Party to Pledgors ("PURCHASE AGREEMENT"); and

                  (c)      this Agreement.

                  "SHARES" means 423,189 shares of Fog Cutter Capital Group Inc. common stock, par value $0.0001 per share, evidenced by the certificates described on SCHEDULE 1 attached hereto and made a part hereof, of which (a) 100,000 shares were purchased by Pledgors from the Secured Party pursuant to the Purchase Agreement and (b) 323,189 shares were purchased by Pledgors from the Clarence and Joan Coleman Charitable Foundation (the "FOUNDATION") pursuant to the that certain Purchase Pursuant to Put Agreement between the Foundation and Pledgors (together with the related promissory note, pledge agreement and deed of trust, the "FOUNDATION DOCUMENTS").

SECTION 2.        SECURITY INTEREST

         2.1 GRANT. As security for the full and prompt payment and performance of the Obligations, the Pledgors hereby pledge, assign, transfer, deliver and set over to the Secured Party, and grant to the Secured Party a continuing lien upon and security interest in, all of the Pledgor's right, title and interest in and to the Collateral.

         2.2 PERFECTION. All certificates currently representing the Collateral, accompanied by undated Stock Powers executed in blank, in the form of EXHIBIT A attached hereto, shall be delivered to the Secured Party or its designated agent simultaneous with the execution of this Agreement.

                  If a Pledgor shall receive, by virtue of his or her being or having been an owner of any of the Collateral, any (i) stock certificate or other instrument, (ii) option or right, whether as an addition to, substitution for, or in exchange for, any Collateral, or otherwise, (iii) dividends payable in cash or in securities or other property or (iv) dividends or other distributions in connection with a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid-in surplus, such Pledgor shall receive such stock certificate, instrument, option, right, payment or distribution in trust for the benefit of the Secured Party, and shall deliver it forthwith to the Secured Party or its designated agent in the exact form received, with any necessary endorsement and/or appropriate stock powers duly executed in blank, to be held by the Secured Party or its designated agent, as Collateral.

                  Pledgors hereby irrevocably authorize the Secured Party at any time and from time to time to file in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto that indicate the Collateral and contain any other information required by part 5 of Article 9 of the Uniform Commercial Code of the applicable state. Pledgors agree to furnish any such information to the Secured Party promptly upon request.

                  Upon Secured Party's request, Pledgors will execute and deliver such other documents and instruments and take any other actions that Secured Party deems reasonably necessary to perfect, protect and continue Secured Party's security interest in the Collateral.

         2.3 TERMINATION. Upon Pledgors' request after the full and indefeasible payment and performance of the Obligations, Secured Party will take all actions that Pledgors deem reasonably necessary to terminate Secured Party's security interest in the Collateral. It is understood by the parties, that following the indefeasible payment and performance of the Obligations, to the extent that any obligations under the Foundation Documents remain outstanding, Secured Party will deliver to the Foundation all certificates and endorsements in the Secured Party's possession which evidence Collateral.

SECTION 3.        REPRESENTATIONS AND WARRANTIES OF PLEDGORS

                  Each Pledgor represents and warrants to Secured Party as follows:

         3.1 AUTHORITY. Pledgors have full power and authority to sign and deliver this Agreement and to perform all of Pledgors' obligations under this Agreement.

         3.2 BINDING OBLIGATION. This Agreement is the legal, valid, and binding obligation of Pledgors, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, or other similar laws of general application or by general principles of equity.

         3.3 NO CONFLICTS. The signing and delivery of this Agreement by Pledgors and the performance by Pledgors of all of Pledgors' obligations under this Agreement will not:

                  (a) breach any agreement to which either Pledgor is a party, or give any person the right to accelerate any obligation of either Pledgor;

                  (b) violate any law, judgment, or order to which either Pledgor is subject; or

                  (c)      require the  consent,  authorization,  or approval of
                           any  person,   including   but  not  limited  to  any
                           governmental body.

         3.4 OWNERSHIP. Pledgors have good title to the Collateral, free from all liens, mortgages, pledges, security interests, and other encumbrances except encumbrances in favor of Secured Party and the Foundation. Pledgors have the right and power to transfer and assign the Collateral to Secured Party, free from any restriction or condition.

         3.5 APPRAISAL. The Property (as defined in that certain Trust Deed, effective January 2, 2007, made by Tiffany A. Wiederhorn in favor of the Secured Party (the "TRUST DEED")) conveyed to the Secured Party pursuant to the Trust Deed is the same property which is the subject of the appraisal of March 5, 2007 by Robert Tershel, a copy of which is attached hereto as EXHIBIT B, and the appraisal does not include any property which does not comprise the Property.

SECTION 4.        REPRESENTATIONS AND WARRANTIES OF SECURED PARTY

         The Secured Party hereby represents and warrants that the person executing this Agreement for an on behalf of the C.B. Coleman and Joan
         F. Coleman Revocable Trust is authorized to do so and to undertake all other actions in connection with completing the transactions contemplated herein.

SECTION 5.        COVENANTS OF PLEDGORS

         Each Pledgor covenants to Secured Party that the Pledgors will perform the following covenants and obligations and observe the following conditions until the Obligations are fully and indefeasibly paid and performed:

         5.1 OWNERSHIP. Pledgors will keep the Collateral free from all liens, mortgages, pledges, security interests, and other encumbrances except encumbrances in favor of Secured Party and the Foundation.

         5.2 IMPAIRMENT. Pledgors shall not take or fail to take any action which would in any manner impair the validity or enforceability of the Secured Party's security interest in any Collateral.

SECTION 6.        RIGHTS AND OBLIGATIONS CONCERNING COLLATERAL

         6.1 VOTING. (a) So long as no Event of Default shall have occurred and be continuing the Pledgors may exercise any and all voting and other consensual rights pertaining to the Collateral for any purpose not inconsistent with the terms of this Agreement, the Note, the Purchase Agreement or the Foundation Documents; PROVIDED, HOWEVER, that neither Pledgor will exercise any such right if in his or her judgment, such action (or inaction) is reasonably likely to have a material adverse effect on (i) the business or financial condition of Fog Cutter Capital Group Inc., (ii) the value of the Collateral, or (iii) the ability of the Secured Party to enforce the Obligations or its rights and remedies under this Agreement, the Note or the Purchase Agreement.

                  (b) Upon the occurrence and during the continuance of an Event of Default, all rights of the Pledgors to exercise the voting and other consensual rights which it would otherwise be entitled to exercise pursuant to paragraph (a) of this SECTION 6.1, shall cease, and all such rights shall thereupon become vested in the Secured Party which shall thereupon have the sole right to exercise such voting and other consensual rights

         6.2      DIVIDENDS.

                  At all times, whether or not an Event of Default shall have occurred and be continuing, any and all dividends, interest or other distributions paid in respect of the Collateral shall be delivered to the Secured Party or its designated agent to hold as Collateral. Prior to the occurrence of an Event of Default all such dividends, interest and other distributions received by the Secured Party shall be applied immediately to the payment of the principal balance under the Note, and upon the occurrence of an Event of Default such dividends, interest and other distributions shall be applied to the payment of the Obligations in the Secured Party's discretion in accordance with SECTION 7.4 of this Agreement. All dividends, distributions, interest and other payments which are received by a Pledgor by virtue of his or her being or having been an owner of any of the

                  Collateral shall be received in trust for the benefit of the Secured Party, shall be segregated from other funds of the Pledgors, and shall be forthwith paid over to the Secured Party or its designated agent as Collateral in the exact form received with any necessary indorsement and/or appropriate stock powers duly executed in blank, to be held by the Secured Party as Collateral and applied immediately by the Secured Party to the payment of principal under the Note or to the payment of other Obligations as provided for above.

         6.3 ATTORNEY-IN-FACT. Each Pledgor hereby irrevocably appoints the Secured Party as its attorney-in-fact and proxy, with full authority in the place and stead and in its name or otherwise, from time to time, in the Secured Party's reasonable discretion to take any action and to execute any instrument which the Secured Party may deem necessary or advisable to accomplish the purposes of this Agreement subject to the rights of the Pledgors under SECTION 6.1(A) hereof, including, without limitation, to receive, indorse and collect all instruments made payable to a Pledgor representing any dividend or other distribution in respect of any Collateral and to give full discharge for the same. This power is coupled with an interest and is irrevocable until all of the Obligations are indefeasibly paid in full. The powers conferred on the Secured Party hereunder are solely to protect its interest in the Collateral and shall not impose any duty upon it to exercise any such powers. Except for the exercise of reasonable care in the custody of any Collateral in its possession and the accounting for moneys actually received by it hereunder, the Secured Party shall have no duty as to any Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Collateral.

         6.4 STOCK POWERS. The Secured Party agrees that prior to the occurrence of an Event of Default it will hold the Stock Powers relating to the Collateral in blank and will not insert its name or the name or any other person or entity on such Stock Powers.

SECTION 7.        DEFAULTS AND REMEDIES

         7.1 EVENTS OF DEFAULT. The occurrence of an "Event of Default" under the Note is an Event of Default hereunder.

         7.2 REMEDIES. Upon the occurrence of an Event of Default, Secured Party may exercise the following rights and remedies, which are cumulative and which may be exercised singularly or concurrently:

                  (a) the right to receive and exercise all voting rights as owner of the Collateral as set forth in SECTION 6.1(B);

                  (b) any remedy available to Secured Party under the Note, Purchase Agreement or any other agreement evidencing, guaranteeing, or securing the payment or performance of any of the Obligations or any of the obligations of any guarantor of the Obligations; and

                  (c) any other right or remedy available to Secured Party at law or in equity.

         7.3      ADDITIONAL RIGHTS AND OBLIGATIONS. After an Event of Default:

                  (a) upon Secured Party's request, Pledgors will assemble the Collateral and make it available to Secured Party at a place designated by Secured Party which is reasonably convenient to both parties; and

                  (b)      upon Secured Party's request, Pledgors will otherwise
                           assist   Secured  Party  in  exercising   any  remedy
                           available to Secured Party under this Agreement.

         7.4 APPLICATION OF CASH PROCEEDS. After an Event of Default, Secured Party will apply or pay over for application the cash proceeds of collection, enforcement, or disposition of Collateral in the following order to:

                  (a) the reasonable expenses of collection, enforcement, retaking, holding, preparing for disposition, processing, disposing, and reasonable attorney's fees and legal expenses incurred by Secured Party;

                  (b) the satisfaction of the Obligations, in such order as Secured Party may determine, to the extent such order is not inconsistent with any agreement evidencing the payment or performance of the Obligations; and

                  (c) other persons, including but not limited to Pledgors, in accordance with the Uniform Commercial Code.

         7.5 In the event that the proceeds of any such sale, collection or realization are insufficient to pay all amounts to which the Secured Party is legally entitled, the Pledgors shall be jointly and severally liable for the deficiency, together with interest thereon at the rate specified in the Note for interest on overdue principal thereof or such other rate as shall be fixed by applicable law, together with the costs of collection and the reasonable fees, costs and expenses of any attorneys employed by the Secured Party to collect such deficiency.

SECTION 8.        RELEASE, INDEMNIFICATION, AND WAIVERS

         8.1 RELEASE AND INDEMNIFICATION. Pledgors release and will defend and indemnify Secured Party for, from, and against any and all claims, actions, proceedings, damages, liabilities, and expenses of every kind, whether known or unknown, including but not limited to reasonable attorney's fees, resulting from or arising out of:

                  (a) any action that Secured Party takes to perfect or continue Secured Party's security interest in the Collateral; or

                  (b) the exercise of any right or remedy available to Secured Party under this Agreement, without regard to cause or the negligence of Secured Party or any other person.

         8.2 WAIVER BY PLEDGORS. Pledgors waive demand, presentment for payment, notice of dishonor or nonpayment, protest, notice of protest, and lack of diligence in collection.

         8.3 NO WAIVER. No waiver will be binding on a party unless it is in writing and signed by the party to be charged. Secured Party's waiver of a breach of a provision of this Agreement or any agreement evidencing, guaranteeing, or securing any of the Obligations will not be a waiver of any other provision or a waiver of a subsequent breach of the same provision. Secured Party's failure to exercise any remedy under this Agreement or any agreement evidencing, guaranteeing, or securing any of the Obligations will not be considered a waiver by Secured Party of Secured Party's right to exercise the remedy.

         8.4 SECURITY INTEREST ABSOLUTE. All rights of the Secured Party, all liens and all obligations of the Pledgors hereunder shall be absolute and unconditional irrespective of: (i) any lack of validity or enforceability of provisions of the Note, Purchase Agreement, Foundation Documents or any other documents executed in connection therewith, (ii) any change in the time, manner or place of payment of, or in any other term in respect of, all or any of the Obligations, or any other amendment or waiver of or consent to any departure from the Note or Purchase Agreement, (iii) any exchange or release of, or non-perfection of any lien on any Collateral, or (iv) any other circumstance which might otherwise constitute a defense available to, or a discharge of, either Pledgor or any other person in respect of the Obligations (other than the payment in full of the Obligations). All authorizations and agencies contained herein with respect to any of the Collateral are irrevocable and powers coupled with an interest.

SECTION 9.        GENERAL

         9.1 TIME OF ESSENCE. Time is of the essence with respect to all dates and time periods in this Agreement.

         9.2 BINDING EFFECT. This Agreement will be binding on the parties and their respective heirs, personal representatives, successors, and permitted assigns, and will inure to their benefit.

         9.3 AMENDMENT. This Agreement may be amended only by a written document signed by the party against whom enforcement is sought.

         9.4 ASSIGNMENT. The Secured Party may assign or otherwise transfer its rights and obligations under this Agreement to any other person or entity (an "assignee"), and such assignee shall thereupon become vested with all of the benefits in respect thereof granted to the Secured Party, herein or otherwise. Upon any such assignment or transfer, all references in this Agreement to the Secured Party shall mean the assignee of the Secured Party. None of the rights or obligations of either of the Pledgors hereunder may be assigned or otherwise transferred without the prior written consent of the Secured Party, and any such assignment or transfer shall be null and void.

         9.5 NOTICES. All notices or other communications required or permitted by this Agreement:

                  (a)      must be in writing;

                  (b) must be delivered to the parties at the addresses and in the manner set forth in the Note, or any other address that a party may designate by notice to the other parties; and

                  (c) are effective in accordance with the terms of the Note.

         9.6 SEVERABILITY. If a provision of this Agreement is determined to be unenforceable in any respect, the enforceability of the provision in any other respect and of the remaining provisions of this Agreement will not be impaired.

         9.7 FURTHER ASSURANCES. The parties will sign other documents and take other actions reasonably necessary to further effect and evidence this Agreement.

         9.8 ATTACHMENTS. Any exhibits, schedules, and other attachments referenced in this agreement are part of this Agreement.

         9.9 REMEDIES. The parties will have all remedies available to them at law or in equity. All available remedies are cumulative and may be exercised singularly or concurrently.

         9.10 GOVERNING LAW. This Agreement is governed by the laws of the State of Oregon, without giving effect to any conflict-of-law principle that would result in the laws of any other jurisdiction governing this Agreement.

         9.11 VENUE. Any action or proceeding arising out of this Agreement will be litigated in courts located in the State of Oregon. Each party consents and submits to the jurisdiction of any local, state, or federal court located in the State of Oregon solely for purposes of an action or proceeding arising out of this Agreement.

         9.12 ATTORNEY'S FEES. If any arbitration or litigation is instituted to interpret, enforce, or rescind this Agreement, including but not limited to any proceeding brought under the United States Bankruptcy Code, the prevailing party on a claim will be entitled to recover with respect to the claim, in addition to any other relief awarded, the prevailing party's reasonable attorney's fees and other fees, costs, and expenses of every kind, including but not limited to the costs and disbursements specified in ORCP 68 A(2), incurred in connection with the arbitration, the litigation, any appeal or petition for review, the collection of any award, or the enforcement of any order, as determined by the arbitrator or court.

         9.13 SIGNATURES. This Agreement may be signed in counterparts. A fax transmission of a signature page will be considered an original signature page. At the request of a party, a party will confirm a fax-transmitted signature page by delivering an original signature page to the requesting party.

         9.14 JOINT AND SEVERAL. All of the obligations of the Pledgors hereunder are joint and several. The Secured Party may, in its sole and absolute discretion, enforce the provisions hereof against either of the Pledgors and shall not be required to proceed against both Pledgors jointly or seek payment from the Pledgors ratably. In addition, the Secured Party may, in its sole and absolute discretion, select the Collateral of any one or more of the Pledgors for sale or application to the
                  Obligations, without regard to the ownership of such Collateral, and shall not be required to make such selection ratably from the Collateral owned by both the Pledgors. The release or discharge of either Pledgor by the Secured Party shall not release or discharge the other Pledgor from his or her obligations hereunder.

                            [signature page follows]

                  Dated effective: as of January 2, 2007


Secured Party:                                Pledgors:


/S/ CLARENCE B. COLEMAN                       /S/ ANDREW A. WIEDERHORN
---------------------------------------       ------------------------
Clarence B. Coleman, as Trustee of the        Andrew A. Wiederhorn
of the C.B. Coleman and Joan F. Coleman
Revocable Trust

                                              /S/ TIFFANY A. WIEDERHORN
                                              -------------------------
                                              Tiffany A. Wiederhorn

          Schedule 1 to Stock Pledge Agreement - Description of Shares

ISSUER                            CERTIFICATE #               # OF SHARES

Fog Cutter Capital Group Inc.                                 100,000
Fog Cutter Capital Group Inc.                                 323,189

                                                                       EXHIBIT 7


                             STOCK PLEDGE AGREEMENT



This Stock Pledge Agreement ("AGREEMENT") is between the Clarence and Joan Coleman Charitable Foundation ("SECURED PARTY"), and Andrew A. Wiederhorn and Tiffany A. Wiederhorn (each a "PLEDGOR" and collectively, the "PLEDGORS").

SECTION 1.        DEFINITIONS

         1.1 CAPITALIZED TERMS. Unless defined elsewhere in this Agreement, capitalized terms used in this Agreement will have the following meanings:

                  "COLLATERAL" means the Shares, together with any and all rights, coupons, warrants or rights to subscribe, options, dividends, liquidating dividends, splits, dividends paid in stock, dividends paid in securities, new or reclassified Shares, or any other property which either Pledgor is or may hereafter become entitled to receive on account of such Shares, any and all substitutions, additions or replacements thereof, and any and all proceeds thereof.

                  "EVENT OF DEFAULT" means any event specified in SECTION 7.1.

                  "OBLIGATIONS" means all of Pledgors' obligations arising out of:

                  (a)      the  Promissory  Note dated as of January 2, 2007, in
                           the  principal  amount  of   $1,811,214.40   made  by
                           Pledgors, payable to Secured Party ("NOTE");

                  (b) the Purchase Pursuant to Put Agreement dated as of January 2, 2007 by and between Pledgors and the Secured Party for the sale of 323,189 shares of Fog Cutter Capital Group Inc. by the Secured Party to Pledgors ("PURCHASE AGREEMENT"); and

                  (c)      this Agreement.

                  "SHARES" means 423,189 shares of Fog Cutter Capital Group Inc. common stock, par value $0.0001 per share, evidenced by the certificates described on SCHEDULE 1 attached hereto and made a part hereof, of which (a) 100,000 shares were purchased by Pledgors from the C.B. Coleman and Joan F. Coleman Revocable Trust (the "COLEMAN TRUST") pursuant to that certain Purchase Pursuant to Put Agreement between the Coleman Trust and
                  Pledgors (together with the related promissory note, pledge agreement and deed of trust, the "COLEMAN TRUST DOCUMENTS") and (b) 323,189 shares were purchased by Pledgors from the Secured Party.

SECTION 2.        SECURITY INTEREST

         2.1 GRANT. As security for the full and prompt payment and performance of the Obligations, the Pledgors hereby pledge, assign, transfer, deliver and set over to the Secured Party, and grant to the Secured Party a continuing lien upon and security interest in, all of the Pledgor's right, title and interest in and to the Collateral.

         2.2 PERFECTION. All certificates currently representing the Collateral, accompanied by undated Stock Powers executed in blank, in the form of EXHIBIT A attached hereto, shall be delivered to the Secured Party or its designated agent simultaneous with the execution of this Agreement.

                  If a Pledgor shall receive, by virtue of his or her being or having been an owner of any of the Collateral, any (i) stock certificate or other instrument, (ii) option or right, whether as an addition to, substitution for, or in exchange for, any Collateral, or otherwise, (iii) dividends payable in cash or in securities or other property or (iv) dividends or other distributions in connection with a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid-in surplus, such Pledgor shall receive such stock certificate, instrument, option, right, payment or distribution in trust for the benefit of the Secured Party, and shall deliver it forthwith to the Secured Party or its designated agent in the exact form received, with any necessary endorsement and/or appropriate stock powers duly executed in blank, to be held by the Secured Party or its designated agent, as Collateral.

                  Pledgors hereby irrevocably authorize the Secured Party at any time and from time to time to file in any Uniform Commercial Code jurisdiction any initial financing statements and amendments thereto that indicate the Collateral and contain any other information required by part 5 of Article 9 of the Uniform Commercial Code of the applicable state. Pledgors agree to furnish any such information to the Secured Party promptly upon request.

                  Upon Secured Party's request, Pledgors will execute and deliver such other documents and instruments and take any other actions that Secured Party deems reasonably necessary to perfect, protect and continue Secured Party's security interest in the Collateral.

         2.3 TERMINATION. Upon Pledgors' request after the full and indefeasible payment and performance of the Obligations, Secured Party will take all actions that Pledgors deem reasonably necessary to terminate Secured Party's security interest in the Collateral. It is understood by the parties, that following the indefeasible payment and performance of the Obligations, to the extent that any obligations under the Coleman Trust Documents remain outstanding, Secured Party will deliver to the Coleman Trust all certificates and endorsements in the Secured Party's possession which evidence Collateral.

SECTION 3.        REPRESENTATIONS AND WARRANTIES OF PLEDGORS

                  Each Pledgor represents and warrants to Secured Party as follows:

         3.1 AUTHORITY. Pledgors have full power and authority to sign and deliver this Agreement and to perform all of Pledgors' obligations under this Agreement.

         3.2 BINDING OBLIGATION. This Agreement is the legal, valid, and binding obligation of Pledgors, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, or other similar laws of general application or by general principles of equity.

         3.3 NO CONFLICTS. The signing and delivery of this Agreement by Pledgors and the performance by Pledgors of all of Pledgors' obligations under this Agreement will not:

                  (a) breach any agreement to which either Pledgor is a party, or give any person the right to accelerate any obligation of either Pledgor;

                  (b) violate any law, judgment, or order to which either Pledgor is subject; or

                  (c)      require the  consent,  authorization,  or approval of
                           any  person,   including   but  not  limited  to  any
                           governmental body.

         3.4 OWNERSHIP. Pledgors have good title to the Collateral, free from all liens, mortgages, pledges, security interests, and other encumbrances except encumbrances in favor of Secured Party and the Foundation. Pledgors have the right and power to transfer and assign the Collateral to Secured Party, free from any restriction or condition.

         3.5 APPRAISAL. The Property (as defined in that certain Trust Deed, effective January 2, 2007, made by Tiffany A. Wiederhorn in favor of the Secured Party (the "TRUST DEED")) conveyed to the Secured Party pursuant to the Trust Deed is the same property which is the subject of the appraisal of March 5, 2007 by Robert Tershel, a copy of which is attached hereto as EXHIBIT B, and the appraisal does not include any property which does not comprise the Property.

SECTION 4.        REPRESENTATIONS AND WARRANTIES OF SECURED PARTY

         The Secured Party hereby represents and warrants that the person executing this Agreement for an on behalf of the Clarence and Joan Coleman Charitable Foundation is authorized to do so and to undertake all other actions in connection with completing the transactions contemplated herein.

SECTION 5.        COVENANTS OF PLEDGORS

         Each Pledgor covenants to Secured Party that the Pledgors will perform the following covenants and obligations and observe the following conditions until the Obligations are fully and indefeasibly paid and performed:

         5.1 OWNERSHIP. Pledgors will keep the Collateral free from all liens, mortgages, pledges, security interests, and other encumbrances except encumbrances in favor of Secured Party and the Foundation.

         5.2 IMPAIRMENT. Pledgors shall not take or fail to take any action which would in any manner impair the validity or enforceability of the Secured Party's security interest in any Collateral.

SECTION 6.        RIGHTS AND OBLIGATIONS CONCERNING COLLATERAL

         6.1 VOTING. (a) So long as no Event of Default shall have occurred and be continuing the Pledgors may exercise any and all voting and other consensual rights pertaining to the Collateral for any purpose not inconsistent with the terms of this Agreement, the Note, the Purchase Agreement or the Coleman Trust Documents; PROVIDED, HOWEVER, that neither Pledgor will exercise any such right if in his or her judgment, such action (or inaction) is reasonably likely to have a material adverse effect on (i) the business or financial condition of Fog Cutter Capital Group Inc., (ii) the value of the Collateral, or (iii) the ability of the Secured Party to enforce the Obligations or its rights and remedies under this Agreement, the Note or the Purchase Agreement.

                  (b) Upon the occurrence and during the continuance of an Event of Default, all rights of the Pledgors to exercise the voting and other consensual rights which it would otherwise be entitled to exercise pursuant to paragraph (a) of this SECTION 6.1, shall cease, and all such rights shall thereupon become vested in the Secured Party which shall thereupon have the sole right to exercise such voting and other consensual rights

         6.2      DIVIDENDS.

                  At all times, whether or not an Event of Default shall have occurred and be continuing, any and all dividends, interest or other distributions paid in respect of the Collateral shall be delivered to the Secured Party or its designated agent to hold as Collateral. Prior to the occurrence of an Event of Default all such dividends, interest and other distributions received by the Secured Party shall be applied immediately to the payment of the principal balance under the Note, and upon the occurrence of an Event of Default such dividends, interest and other distributions shall be applied to the payment of the Obligations in the Secured Party's discretion in accordance with SECTION 7.4 of this Agreement. All dividends, distributions, interest and other payments which are received by a Pledgor by virtue of his or her being or having been an owner of any of the

                  Collateral shall be received in trust for the benefit of the Secured Party, shall be segregated from other funds of the Pledgors, and shall be forthwith paid over to the Secured Party or its designated agent as Collateral in the exact form received with any necessary endorsement and/or appropriate stock powers duly executed in blank, to be held by the Secured Party as Collateral and applied immediately by the Secured Party to the payment of principal under the Note or to the payment of other Obligations as provided for above.

         6.3 ATTORNEY-IN-FACT. Each Pledgor hereby irrevocably appoints the Secured Party as its attorney-in-fact and proxy, with full authority in the place and stead and in its name or otherwise, from time to time, in the Secured Party's reasonable discretion to take any action and to execute any instrument which the Secured Party may deem necessary or advisable to accomplish the purposes of this Agreement subject to the rights of the Pledgors under SECTION 6.1(A) hereof, including, without limitation, to receive, indorse and collect all instruments made payable to a Pledgor representing any dividend or other distribution in respect of any Collateral and to give full discharge for the same. This power is coupled with an interest and is irrevocable until all of the Obligations are indefeasibly paid in full. The powers conferred on the Secured Party hereunder are solely to protect its interest in the Collateral and shall not impose any duty upon it to exercise any such powers. Except for the exercise of reasonable care in the custody of any Collateral in its possession and the accounting for moneys actually received by it hereunder, the Secured Party shall have no duty as to any Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Collateral.

         6.4 STOCK POWERS. The Secured Party agrees that prior to the occurrence of an Event of Default it will hold the Stock Powers relating to the Collateral in blank and will not insert its name or the name or any other person or entity on such Stock Powers.

SECTION 7.        DEFAULTS AND REMEDIES

         7.1 EVENTS OF DEFAULT. The occurrence of an "Event of Default" under the Note is an Event of Default hereunder.

         7.2 REMEDIES. Upon the occurrence of an Event of Default, Secured Party may exercise the following rights and remedies, which are cumulative and which may be exercised singularly or concurrently:

                  (a) the right to receive and exercise all voting rights as owner of the Collateral as set forth in SECTION 6.1(B);

                  (b) any remedy available to Secured Party under the Note, Purchase Agreement or any other agreement evidencing, guaranteeing, or securing the payment or performance of any of the Obligations or any of the obligations of any guarantor of the Obligations; and

                  (c) any other right or remedy available to Secured Party at law or in equity.

         7.3      ADDITIONAL RIGHTS AND OBLIGATIONS. After an Event of Default:

                  (a) upon Secured Party's request, Pledgors will assemble the Collateral and make it available to Secured Party at a place designated by Secured Party which is reasonably convenient to both parties;

                  (b)      upon Secured Party's request, Pledgors will otherwise
                           assist   Secured  Party  in  exercising   any  remedy
                           available to Secured Party under this Agreement; and

         7.4 APPLICATION OF CASH PROCEEDS. After an Event of Default, Secured Party will apply or pay over for application the cash proceeds of collection, enforcement, or disposition of Collateral in the following order to:

                  (a) the reasonable expenses of collection, enforcement, retaking, holding, preparing for disposition, processing, disposing, and reasonable attorney's fees and legal expenses incurred by Secured Party;

                  (b) the satisfaction of the Obligations, in such order as Secured Party may determine, to the extent such order is not inconsistent with any agreement evidencing the payment or performance of the Obligations; and

                  (c) other persons, including but not limited to Pledgors, in accordance with the Uniform Commercial Code.

         7.5 In the event that the proceeds of any such sale, collection or realization are insufficient to pay all amounts to which the Secured Party is legally entitled, the Pledgors shall be jointly and severally liable for the deficiency, together with interest thereon at the rate specified in the Note for interest on overdue principal thereof or such other rate as shall be fixed by applicable law, together with the costs of collection and the reasonable fees, costs and expenses of any attorneys employed by the Secured Party to collect such deficiency.

SECTION 8.        RELEASE, INDEMNIFICATION, AND WAIVERS

         8.1 RELEASE AND INDEMNIFICATION. Pledgors release and will defend and indemnify Secured Party for, from, and against any and all claims, actions, proceedings, damages, liabilities, and expenses of every kind, whether known or unknown, including but not limited to reasonable attorney's fees, resulting from or arising out of:

                  (a) any action that Secured Party takes to perfect or continue Secured Party's security interest in the Collateral; or

                  (b) the exercise of any right or remedy available to Secured Party under this Agreement, without regard to cause or the negligence of Secured Party or any other person.

         8.2 WAIVER BY PLEDGORS. Pledgors waive demand, presentment for payment, notice of dishonor or nonpayment, protest, notice of protest, and lack of diligence in collection.

         8.3 NO WAIVER. No waiver will be binding on a party unless it is in writing and signed by the party to be charged. Secured Party's waiver of a breach of a provision of this Agreement or any agreement evidencing, guaranteeing, or securing any of the Obligations will not be a waiver of any other provision or a waiver of a subsequent breach of the same provision. Secured Party's failure to exercise any remedy under this Agreement or any agreement evidencing, guaranteeing, or securing any of the Obligations will not be considered a waiver by Secured Party of Secured Party's right to exercise the remedy.

         8.4 SECURITY INTEREST ABSOLUTE. All rights of the Secured Party, all liens and all obligations of the Pledgors hereunder shall be absolute and unconditional irrespective of: (i) any lack of validity or enforceability of provisions of the Note, Purchase Agreement, Coleman Trust Documents or any other documents executed in connection therewith, (ii) any change in the time, manner or place of payment of, or in any other term in respect of, all or any of the Obligations, or any other amendment or waiver of or consent to any departure from the Note or Purchase Agreement, (iii) any exchange or release of, or non-perfection of any lien on any Collateral, or (iv) any other circumstance which might otherwise constitute a defense available to, or a discharge of, either Pledgor or any other person in respect of the Obligations (other than the payment in full of the Obligations). All authorizations and agencies contained herein with respect to any of the Collateral are irrevocable and powers coupled with an interest.

SECTION 9.        GENERAL

         9.1 TIME OF ESSENCE. Time is of the essence with respect to all dates and time periods in this Agreement.

         9.2 BINDING EFFECT. This Agreement will be binding on the parties and their respective heirs, personal representatives, successors, and permitted assigns, and will inure to their benefit.

         9.3 AMENDMENT. This Agreement may be amended only by a written document signed by the party against whom enforcement is sought.

         9.4 ASSIGNMENT. The Secured Party may assign or otherwise transfer its rights and obligations under this Agreement to any other person or entity (an "assignee"), and such assignee shall thereupon become vested with all of the benefits in respect thereof granted to the Secured Party, herein or otherwise. Upon any such assignment or transfer, all references in this Agreement to the Secured Party shall mean the assignee of the Secured Party. None of the rights or obligations of either of the Pledgors hereunder may be assigned or otherwise transferred without the prior written consent of the Secured Party, and any such assignment or transfer shall be null and void.

         9.5 NOTICES. All notices or other communications required or permitted by this Agreement:

                  (a)      must be in writing;

                  (b) must be delivered to the parties at the addresses and in the manner set forth in the Note, or any other address that a party may designate by notice to the other parties; and

                  (c) are effective in accordance with the terms of the Note.

         9.6 SEVERABILITY. If a provision of this Agreement is determined to be unenforceable in any respect, the enforceability of the provision in any other respect and of the remaining provisions of this Agreement will not be impaired.

         9.7 FURTHER ASSURANCES. The parties will sign other documents and take other actions reasonably necessary to further effect and evidence this Agreement.

         9.8 ATTACHMENTS. Any exhibits, schedules, and other attachments referenced in this agreement are part of this Agreement.

         9.9 REMEDIES. The parties will have all remedies available to them at law or in equity. All available remedies are cumulative and may be exercised singularly or concurrently.

         9.10 GOVERNING LAW. This Agreement is governed by the laws of the State of Oregon, without giving effect to any conflict-of-law principle that would result in the laws of any other jurisdiction governing this Agreement.

         9.11 VENUE. Any action or proceeding arising out of this Agreement will be litigated in courts located in the State of Oregon. Each party consents and submits to the jurisdiction of any local, state, or federal court located in the State of Oregon solely for purposes of an action or proceeding arising out of this Agreement.

         9.12 ATTORNEY'S FEES. If any arbitration or litigation is instituted to interpret, enforce, or rescind this Agreement, including but not limited to any proceeding brought under the United States Bankruptcy Code, the prevailing party on a claim will be entitled to recover with respect to the claim, in addition to any other relief awarded, the prevailing party's reasonable attorney's fees and other fees, costs, and expenses of every kind, including but not limited to the costs and disbursements specified in ORCP 68 A(2), incurred in connection with the arbitration, the litigation, any appeal or petition for review, the collection of any award, or the enforcement of any order, as determined by the arbitrator or court.

         9.13 SIGNATURES. This Agreement may be signed in counterparts. A fax transmission of a signature page will be considered an original signature page. At the request of a party, a party will confirm a fax-transmitted signature page by delivering an original signature page to the requesting party.

         9.14 JOINT AND SEVERAL. All of the obligations of the Pledgors hereunder are joint and several. The Secured Party may, in its sole and absolute discretion, enforce the provisions hereof against either of the Pledgors and shall not be required to proceed against both Pledgors jointly or seek payment from the Pledgors ratably. In addition, the Secured Party may, in its sole and absolute discretion, select the Collateral of any one or more of the Pledgors for sale or application to the
                  Obligations, without regard to the ownership of such Collateral, and shall not be required to make such selection ratably from the Collateral owned by both the Pledgors. The release or discharge of either Pledgor by the Secured Party shall not release or discharge the other Pledgor from his or her obligations hereunder.

                            [signature page follows]


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


                  Dated effective: as of January 2, 2007


Secured Party:                                Pledgors:


/S/ CLARENCE B. COLEMAN                       /S/ ANDREW A. WIEDERHORN
---------------------------------------       ------------------------
Clarence B. Coleman, as Trustee of the        Andrew A. Wiederhorn
of the C.B. Coleman and Joan F. Coleman
Revocable Trust

                                              /S/ TIFFANY A. WIEDERHORN
                                              -------------------------
                                              Tiffany A. Wiederhorn


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


          Schedule 1 to Stock Pledge Agreement - Description of Shares

ISSUER                            CERTIFICATE #               # OF SHARES

Fog Cutter Capital Group Inc.                                 100,000
Fog Cutter Capital Group Inc.                                 323,189


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